File No. ________

                            (As filed August 24, 2004)

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             APPLICATION/DECLARATION
                                   ON FORM U-1

                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



KeySpan Corporation                       KSNE, LLC
KeySpan Gas East Corporation                 and its subsidiaries
   and its subsidiaries                   c/o 52 Second Avenue
KeySpan Generation LLC                    Waltham, Massachusetts 02451
   and its subsidiaries                   The Brooklyn Union Gas Company
KeySpan Insurance Company                    and its subsidiaries
KeySpan Electric Services LLC             KeySpan Services, Inc.
KeySpan Energy Trading Services LLC          and its subsidiaries
KeySpan Exploration and Production, LLC   KeySpan Energy Development Corporation
KeySpan Energy Corporation                   and its subsidiaries
   and its subsidiaries                   c/o One MetroTech Center
KeySpan Engineering & Survey, Inc.        Brooklyn, New York 11201
KeySpan Ravenswood, LLC                   EnergyNorth Natural Gas, Inc.
KeySpan Corporate Services LLC               and its subsidiaries
KeySpan Utility Services LLC              Boston Gas Company
 c/o One MetroTech Center                    and its subsidiaries
Brooklyn, New York 11201                  Essex Gas Company
KeySpan New England, LLC                     and its subsidiaries
   and its subsidiaries                   Colonial Gas Company
                                          c/o 52 Second Avenue
                                          Waltham, Massachusetts 02451


 ------------------------------------------------------------------------------
(Name of companies filing this statement and addresses of principal executive offices)

                               KeySpan Corporation
                               -------------------
        (Name of top registered holding company parent of each applicant)

                               John J. Bishar, Jr.
              Senior Vice President, Secretary and General Counsel
                               KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201
                            ------------------------
                     (Name and address of agent for service)

                             APPLICATION/DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.


Background

     KeySpan Corporation ("KeySpan") registered as a holding company on November 8, 2000, upon its acquisition of all of the issued and outstanding common stock of Eastern Enterprises (now known as KeySpan New England, LLC) and its indirect acquisition of EnergyNorth Inc. (hereafter referred to as the "Mergers"). The Mergers were approved by the Securities and Exchange Commission (the "Commission") by order dated November 7, 2000 (Holding Co. Act Release 27269), as corrected by the order issued on December 1, 2000 (Holding Co. Act Release No. 27281) (collectively, the "Merger Order").

     KeySpan is a diversified registered public utility holding company. KeySpan directly or indirectly owns the following seven public utility companies: (i) The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York ("KEDNY"), which distributes natural gas at retail to residential, commercial and industrial customers in the New York City boroughs of Brooklyn, Staten Island and Queens; (ii) KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island ("KEDLI"), which distributes natural gas at retail to customers in New York State located in the counties of Nassau and Suffolk on Long Island and the Rockaway Peninsula in Queens County; (iii) KeySpan Generation LLC ("KeySpan Generation"), which owns and operates electric generation capacity located on Long Island all of which is sold at wholesale to the Long Island Power Authority ("LIPA") for resale by LIPA to its approximately 1.1 million customers; (iv) Boston Gas Company d/b/a KeySpan Energy Delivery New England ("Boston Gas"), which distributes natural gas to customers located in Boston and other cities and towns in eastern and central Massachusetts; (v) Essex Gas Company d/b/a KeySpan Energy Delivery New England ("Essex Gas"), which distributes natural gas to customers in eastern Massachusetts; (vi) Colonial Gas Company d/b/a KeySpan Energy Delivery New England ("Colonial Gas"), which distributes natural gas to customers located in northeastern Massachusetts and on Cape Cod; and (vii) EnergyNorth Natural Gas, Inc. d/b/a KeySpan Energy Delivery New England ("ENGI"), which distributes natural gas to customers located in southern and central New Hampshire, and the City of Berlin located in northern New Hampshire (KEDNY, KEDLI, KeySpan Generation, Boston Gas, Colonial Gas, Essex Gas and ENGI are collectively referred to as the "Utility Subsidiaries"). Together, KEDNY and KEDLI serve approximately 1.66 million customers. Together, Boston Gas, Colonial Gas and Essex Gas serve approximately 768,000 customers. ENGI serves approximately 75,000 customers. KeySpan also directly or indirectly owns various non-utility subsidiaries (collectively referred to as the "Non-Utility Subsidiaries") through which KeySpan engages in energy related non-utility activities as described in the Merger Order.

     KeySpan directly owns three mutual service companies, including KeySpan Utility Services LLC ("KUS"), KeySpan Corporate Services LLC ("KCS") and KeySpan Engineering & Survey Inc. ("KENG") (collectively referred to herein as the "Service Companies").

     By order dated November 8, 2000, in File No. 70-9699, as corrected by an order dated December 1, 2000 (collectively, the "Financing Order"), the Commission reserved jurisdiction over KeySpan's proposals for (i) the allocation methodologies proposed in the service agreements (the "Service Agreements") of KUS, KCS and KENG; and (ii) the use of KUS and KCS as separate service companies. In accordance with the terms of the Financing Order, KeySpan filed post-effective amendment no. 10 dated March 29, 2002, and then an amended and restated post-effective amendment no. 13 dated March 21, 2003 in that proceeding seeking the release of jurisdiction over the Service Companies and the proposed allocation methodologies.

     The  Commission  did not issue an order in that  matter but,  instead,  the
Commission staff subsequently instructed KeySpan to file a pre-effective application/declaration requesting authorization for its Service Companies to utilize the proposed allocation methodologies. Accordingly, rather than file a post-effective amendment under file no. 70-9699 in the previous proceeding in order to request the release of jurisdiction therein, KeySpan now files this pre-effective application/declaration requesting authorization for KUS, KCS and KENG to operate under the allocation methodologies set forth in Exhibit H hereto, and in accordance with their respective Service Agreements. A description of the services provided and the allocation methodologies utilized by the Service Companies are set forth more fully in Exhibit H hereto. However, in order to facilitate the Commission's review of this request, set forth below is a brief description of the services provided and the allocation methodologies utilized by the Service Companies.

Description of the Services Provided by the Service Companies

     As described in greater detail in Exhibit H, the services KCS provides to KeySpan and its subsidiaries include, but are not limited to, accounting; tax; auditing; treasury and finance services; risk management; financial planning;
investor relations and shareholder services; information technology, communications and computer services; legal and regulatory; corporate secretary functions; human resources; environmental services; strategic planning and corporate performance; customer services and communications and customer strategy; materials management and purchasing; facilities management; fleet management; security; corporate affairs; executive and administrative; gas supply services; management and administrative functions relating to gas operations; operations support services relating to gas operations; field services relating to gas operations; transmission and delivery system planning services; and gas marketing and sales services.

     As described in greater detail in Exhibit H, the services KUS provides to KEDNY, KEDLI, KeySpan Generation, KeySpan Electric Services LLC and KeySpan Energy Trading Services LLC include, but are not limited to, gas and electric transmission and distribution systems planning; research and development; fuel management, marketing and sales services; meter operations; and executive and administrative services. KUS also may provide gas marketing services to Boston Gas, Colonial Gas, Essex Gas and ENGI.

     As described in greater detail in Exhibit H, the services KENG provides to KeySpan Corporate Services LLC, KeySpan Electric Services, LLC, KeySpan Generation, KeySpan Services Inc., KEDLI, KEDNY, KeySpan Ravenswood Services Corp., KeySpan-Port Jefferson Energy Center, LLC, KeySpan-Glenwood Energy Center, LLC, KeySpan Energy Trading Services LLC and KeySpan Energy Development Corporation include, but are not limited to, general engineering services and executive and administrative services.

Description of the Allocation Methodologies Utilized by the Service Companies

     The Service Companies allocate all service company costs to associated regulated and non-utility companies through a tiered approach. All costs are allocated and billed at cost in accordance with Section 13 and Rules 90 and 91. First and foremost, costs will be directly charged whenever practicable, including instances when more than one associate company is receiving the same goods or service at the same time. Secondly, in cases where direct charging cannot be readily determined, costs will be allocated using cost/causation principles linked to the relationship of that type of service. This allocation methodology reflects operational aspects of the charge and applies costs in a meaningful and impartial method.

     The cost of service will be determined in accordance with the Public Utility Holding Company Act of 1935, as amended (the "Act") and the rules and regulations and orders thereunder, and will include all costs of doing business incurred by the Service Companies, including a reasonable return on capital which will reflect a capitalization of the Service Companies of no more than equity of ten percent (10%), and all associated taxes.

     Each of the Service Companies will maintain an accounting system for accumulating all costs on a project, activity or other appropriate basis. The accounting system will use codes to assign charges to the applicable costs center, project, activity and account. Records will be kept by each cost center of the Service Companies in order to accumulate all costs of doing business. Expenses of the department will include salaries and wages of employees, materials and supplies and all other expenses attributable to the department.[1] Labor costs will be loaded for fringe benefits and payroll taxes. To the extent practicable, time records of hours worked by all Service Company employees, including all officers of such company (i.e., Chief Executive Officer, President and Vice Presidents), will be kept by project and activity. In supplying services, the Service Companies may arrange where it deems appropriate, for the services of experts, consultants, advisors and other persons with necessary qualifications as are required to perform such services. The Service Companies will establish annual budgets for controlling the expenses of each department.

--------
1 A department refers to an organizational structure within a Service Company based on a common service, including, for example, the accounting department, the legal department and the human resources department, which are each departments operating within KCS.

     The monthly costs of the Service Companies will be directly assigned to client companies where possible. Amounts that cannot be directly assigned will be allocated to client companies by means of equitable allocation formulae or clearing accounts. To the extent possible, such allocations shall be based on cost-causation relationships. All other allocations will be broad based. In some instances, each of the Service Companies' cost centers which perform work for other service company cost centers may use a surrogate allocation method that mimics the allocations of the receiver cost center. Each formula will have an appropriate basis such as meters, square footage, etc.

     Each client company will take agreed upon services and such additional or general or special services, whether or not now contemplated, as are requested from time to time by such client company and which that particular Service Company in that particular case concludes it is able to perform. No amendment, alteration or rescission of an activity or project shall release a client company from liability for all costs already incurred by, or contracted for, by the Service Companies pursuant to the project or activity regardless of whether the services associated with such costs have been completed.

     Allocation percentages will be calculated on historical data where appropriate and updated annually. Due to the unique nature of the relationship KeySpan has with the Long Island Power Authority (LIPA), the revenues and assets managed on their behalf, will be included in the basis, with the applicable client company's data, in order to determine appropriate allocations.[2]

     The method of assignment or allocation of costs shall be reviewed annually or more frequently if appropriate. If the use of a basis of allocation would result in an inequity because of a change in operations or organization, then the Service Companies may adjust the basis to effect an equitable distribution.

Justification of the Use of the Allocation Methodologies Proposed in the Service Companies' Service Agreements

     Each of the Service Companies will directly assign or allocate by activity, project, program, work order or other appropriate basis the services they each provide to their respective client companies. Costs of services will be accumulated in accounts and directly assigned if possible or allocated as necessary to the appropriate associate company in accordance with the guidelines set forth in Exhibit I of the respective Service Agreements. Each of the Service Companies' accounting and cost allocation methods and procedures have been structured so as to comply with the "Uniform System of Accounts for Mutual

--------
2 Withrespect to KeySpan's relationship with LIPA, KeySpan (i) provides to LIPA all operation, maintenance and construction services and significant administrative services relating to the Long Island electric transmission and distribution system through a management services agreement; (ii) supplies LIPA with generating capacity, energy conversion and ancillary services from the Long Island units through a power supply agreement and other long-term agreements to provide LIPA with approximately two thirds of its customers energy needs; and (iii) manages all aspects of the fuel supply for our Long Island generating facilities, as well as all aspects of the capacity and energy owned by or under contract to LIPA through an energy management agreement (the "EMA"). KeySpan also purchases energy, capacity and ancillary services in the open market on LIPA's behalf under the EMA.

Service Companies" established by the Commission for holding company systems. As compensation for services, the Service Agreements provide for the client companies to pay for services at cost in compliance with Section 13(b) of the Act and Commission Rules 90 and 91. Moreover, each of the Service Companies will file the annual report required by the Commission pursuant to Rule 94 on Form U-13-60.

     No change in the organization of either of the Service Companies, the type and character of the companies to be serviced, the methods of allocating cost to associate companies, or the scope or character of the services to be rendered subject to Section 13 of the Act, or any rule, regulation or order thereunder, shall be made unless and until the applicable Service Company shall first have given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice, the Commission shall notify such Service Company within the 60 day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or of any rule, regulation or order thereunder, then the proposed change shall not become effective unless and until such Service Company shall have filed with the Commission an appropriate declaration regarding such proposed change and the Commission shall have permitted such declaration to become effective.

Justification of the Use of KCS and KUS as Separate Service Companies

     KeySpan's Service Companies, KCS and KUS, provide comprehensive services to their affiliates and subsidiaries. Each of these two Service Companies provides a distinct set of services to its client companies. KCS provides a variety of traditional corporate and administrative services to KeySpan and its subsidiaries. In contrast, the only services that KUS provides are (a) gas and electric transmission and distribution systems planning, (b) gas marketing (planning, administration and support), (c) fuel management, (d) research and development, (e) executive and administrative services, and (f) meter repair operations. KUS provides these services to KEDNY, KEDLI, KeySpan Generation, KeySpan Electric Services LLC ("KES") and KeySpan Energy Trading Services LLC (collectively, the "New York Subsidiaries"). KUS provides gas marketing services to Boston Gas, Colonial Gas and Essex Gas (collectively, the "New England Gas Companies"). There is no overlap in the services provided by KUS and KCS, and, as discussed below, because of the requirements of the New York State Public Service Commission (the "NYPSC"), the services offered by KUS, KCS and KENG must be provided by separate companies.

     As a condition of the NYPSC's approval in 1998 of the formation of KeySpan as an unregulated utility holding company, the NYPSC required KeySpan to form separate service companies (i.e., KCS and KUS) in order to provide the services noted above[3].

     Specifically, the NYPSC requires that KeySpan have a separate service company that provides certain of the above referenced services only to the jurisdictional New York utilities and their successors. As more fully described above, KCS provides traditional corporate administrative services to KeySpan and

--------
3 Case 97-M-0567, Opinion and Order Adopting Terms of Settlement Subject to Conditions and Changes, Opinion No. 98-9 (April 14, 1998).

its subsidiaries. However, consistent with the NYPSC requirements, KUS was established to provide the services that the NYPSC mandated to be supplied by a separate affiliate. This separation provides the NYPSC with protections against cross subsidization and simplifies accounting and ratemaking.

     We have been engaged in discussions with the NYSPSC concerning the elimination of KUS and the transfer of the services it currently provides to the New York Subsidiaries and the New England Gas Companies to KCS and KENG, as appropriate. Should the NYSPSC authorize the elimination of KUS, KeySpan undertakes to do so as soon as practicable and to advise the Commission accordingly.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES.

     The estimated fees, commissions and expenses in connection with the proposed request are approximately $10,000 which are comprised of legal fees.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS.

     A. Applicable Provisions

     Section 13 of the Act and Rules 88, 90, 91, 93 and 94 thereunder are considered applicable to the proposed transaction.

     To the extent that the proposed transaction is considered by the Commission to require authorizations, exemption or approval under any section of the Act or the rules and regulations thereunder other than those set forth above, request for such authorization, exemption or approval is hereby made.

     B. Rule 53 and 54 Analysis

     The proposed transaction is also subject to Rule 54, which provides that in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

     KeySpan currently meets all of the conditions of Rule 53(a) except for clause (1). At June 30, 2004, KeySpan's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $ 1,129,343,000. With respect to Rule 53(a)(1), the Commission determined in the currently applicable financing order dated December 18, 2003 (Holding Co. Act Release No. 27776, File No. 70-10129) (the "Rule 53(c) Order"), that KeySpan's investments in EWGs and FUCOs in an aggregate amount of up to $3 billion is allowed and would not have the adverse effects set forth in Rule 53(c). In addition, KeySpan has complied, and will continue to comply, with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) of affiliate utility company personnel rendering services to KeySpan's EWGs or FUCOs and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. None of the circumstances described in Rule 53(b) has occurred.

     With respect to capitalization, there has been no material adverse impact on KeySpan's consolidated capitalization resulting from KeySpan's investments in EWGs and FUCOs. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of KeySpan's EWGs and FUCOs, have a material adverse effect on the financial integrity of the KeySpan system, or an adverse impact on KeySpan's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of KeySpan's overall financial condition which took into account, among other factors, KeySpan's consolidated capitalization ratio and its retained earnings, both of which have improved since the date of the Financing Order.

     KeySpan's investments in EWGs and FUCOs have increased from approximately $657 million as of December 31, 2000 to approximately $1.13 billion as of June 30, 2004. Nevertheless, KeySpan's EWG and FUCO investments, in the aggregate, have been profitable for all quarterly periods from December 31, 2000 through June 30, 2004. As of September 30, 2003, the most recent period for which financial statement information was evaluated in the Rule 53(c) Order, KeySpan's consolidated capitalization consisted of 38.67% common equity and 61.33% debt (including long and short-term debt and preferred stock). As of June 30, 2004, KeySpan's consolidated capitalization consisted of 42.39% equity and 57.61% debt (including long and short-term debt and preferred stock). These ratios comply with the requirement in KeySpan's present financing order that KeySpan's common equity will be at least 30% of its capitalization. In addition, KeySpan's average consolidated retained earnings increased from approximately $480 million as of December 31, 2000 to approximately $707 million as of June 30, 2004. Accordingly, since the date of the Financing Order, the capitalization and earnings attributable to KeySpan's investments in EWGs and FUCOs has not had an adverse impact on KeySpan's financial integrity.

ITEM 4.  REGULATORY APPROVAL.

     No state commission and no federal commission, other than the Commission, has jurisdiction over the proposed transactions.

ITEM 5.  PROCEDURE.

     The Commission is respectfully requested to publish the requisite notice under Rule 23 with respect to this Application as soon as possible, such notice to specify a date by which comments must be entered and such date being the date when an order of the Commission granting and permitting this Application to become effective may be entered by the Commission. The Applicants request that the Commission's order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6.  EXHIBITS AND FINANCIALS.

    Exhibits

     A    Not Applicable

     B-1  Form of Service Agreement for KeySpan Corporate Services LLC

     B-2  Form of Service Agreement for KeySpan Utility Services LLC

     B-3  Form of Service Agreement for KeySpan Engineering & Survey, Inc.

     C    Not Applicable

     D    Not Applicable

     E    Not Applicable

     F-1  Opinion of Counsel (to be filed by amendment)

     F-2  Past Tense Opinion of Counsel (to be filed pursuant to Rule 24)

     G    Proposed Form of Federal Register Notice (to be filed by amendment)

     H Description of the services provided and the allocation methodologies utilized by the Service Companies

    Financials

     FS Consolidated Balance Sheet, Consolidated Statement of Income and Consolidated Statement of Cash Flows of KeySpan Corporation as of June 30, 2004, along with notes thereto (filed with the Commission on Form 10-Q for the quarterly period ended June 30, 2004, and incorporated by reference herein)

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf and on behalf of its subsidiaries by the undersigned officer thereunto duly authorized.

                                           KEYSPAN CORPORATION

                                           /s/John J. Bishar, Jr.
                                           -----------------------------
                                           John J. Bishar, Jr.
                                           Senior Vice President, Secretary and
                                           General Counsel

                                                                Exhibit B-1


                         KeySpan Corporate Services LLC


                                SERVICE AGREEMENT


     This Service Agreement ("Agreement") dated as of _________ __, 2004 by and between KeySpan Corporate Services LLC ("KCS"), a New York limited liability company and KeySpan Corporation, KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island, The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York, KeySpan Generation LLC, KeySpan Electric Services LLC, KeySpan Services, Inc., KeySpan Energy Development Corporation, KeySpan Ravenswood Services, Corp., KeySpan Energy Trading Services LLC, Boston Gas
Company d/b/a KeySpan Energy Delivery New England, Colonial Gas Company d/b/a KeySpan Energy Delivery New England, Essex Gas Company d/b/a KeySpan Energy
Delivery New England, EnergyNorth Natural Gas, Inc. d/b/a KeySpan Energy Delivery New England, KeySpan MHK, Inc., KeySpan Technologies, Inc., THEC Holdings Corp., KeySpan Utility Services LLC and KeySpan Engineering & Survey Inc., KeySpan - Glenwood Energy Center, LLC, KeySpan - Port Jefferson Energy Center, LLC, KeySpan Energy Services Inc., KeySpan Energy Supply, LLC and KeySpan Exploration and Production, LLC (individually a "Client Company" and collectively, the "Client Companies"). KCS and the Client Companies may each be referred to herein as a "Party," and collectively referred to herein as the "Parties."


                                   WITNESSETH:
                                   -----------


     WHEREAS,   KCS  is  a  wholly  owned  subsidiary  of  KeySpan   Corporation
("KeySpan") which is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act");


     WHEREAS, the Securities and Exchange Commission (the "SEC") has approved and authorized KCS as a service company pursuant to Section 13(b) of the Act and the SEC regulations promulgated thereunder to provide services to KeySpan and its subsidiaries; and


     WHEREAS, KCS and the Client Companies desire for KCS to provide, and the Client Company to accept, the services provided for hereunder in accordance with the terms of this Agreement.


     NOW THEREFORE, in consideration of the mutual representations, covenants and agreements hereinafter set forth, and intending to be legally bound hereby, the Parties hereto agree as follows:

                                    ARTICLE 1
                                    ---------
                                    SERVICES
                                    --------

     1.1 Services Offered. Exhibit I to this Agreement describes the services that KCS offers to furnish to a Client Company (in accordance with the terms and conditions set forth herein) upon written request of such Client Company. In addition to the services described in Exhibit I hereto, KCS may also provide a Client Company with such special services, as may be requested by such Client Company in writing, which the Service Company concludes it is able to perform. In supplying services hereunder to a Client Company, KCS may arrange, where it deems appropriate, for the services of such experts, consultants, advisers and other persons with necessary qualifications as are required for, or pertinent to, the performance of such services.

     1.2 Services Selected.

     (a) Each Client Company shall make its initial selection of the services set forth in Section 1.1 above that it agrees to receive from KCS by providing KCS an executed service request in the form set forth in Exhibit II.

     (b) By December 1 of calendar year, KCS shall send an annual service proposal to each Client Company listing the services proposed for the next calendar year. By December 31, each Client Company shall notify KCS in writing of the services it elects to receive from KCS during the next calendar year.

     1.3 Modification of Services. A Client Company shall have the right from time to time to amend, alter or rescind any activity, project, program or work order provided that (i) such amendment or alteration which results in a material change in the scope of the services to be performed or equipment to be provided is agreed to by KCS, (ii) the cost for the services covered by the activity, project, program or work order shall include any expense incurred by KCS as a direct result of such amendment, alteration or rescission of the activity, project, program or work order, and (iii) no amendment, alteration or rescission of an activity, project, program or work order shall release a Client Company from liability for all costs already incurred by or contracted for by KCS pursuant to the activity, project, program or work order, regardless of whether the services associated with such costs have been completed. Any request made by a Client Company pursuant to this Section 1.3 shall be in writing to KCS and shall take effect on the first day of the first calendar month which is at least thirty (30) days after the day that the Client Company sent the written notice to KCS.

     1.4 Service Receipt Limitations.

     (a) KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island ("KED Long Island"), The Brooklyn Union Gas Company d/b/a KeySpan Energy
Delivery New York ("KED New York"), Boston Gas Company d/b/a KeySpan Energy Delivery New England ("Boston Gas"), Colonial Gas Company d/b/a KeySpan Energy Delivery New England ("Colonial Gas"), Essex Gas Company d/b/a KeySpan Energy
Delivery New England ("Essex Gas") and EnergyNorth Natural Gas Company d/b/a KeySpan Energy Delivery New England ("EnergyNorth") agree that:

          (i) They will not incur a charge hereunder except in accordance with their respective state and the rules, regulations and orders of their respective state Public Service Commission or its' equivalent promulgated thereunder; and

          (ii) They will not seek to reflect in rates any cost incurred hereunder to the extent disallowed by their respective state Public Service Commission or its' equivalent.

     (b) Notwithstanding anything in this Agreement to the contrary, KCS, KED Long Island, KED New York, Boston Gas, Colonial Gas, Essex Gas and EnergyNorth agree that because of the agreements set forth in Section 1.4(a) above, KED Long Island, KED New York, Boston Gas, Colonial Gas, Essex Gas and EnergyNorth will not accept services from KCS hereunder if the cost to be charged for such services differs from the amount of the charges KED Long Island, KED New York, Boston Gas, Colonial Gas, Essex Gas and EnergyNorth are permitted to incur under their respective state and the rules, regulations and orders of their respective state Public Service Commission or its' equivalent promulgated thereunder.

                                   ARTICLE 2
                                   ---------
                            COMPENSATION AND BILLING
                            ------------------------

     2.1 Compensation. As and to the extent required by law, KCS shall provide the services hereunder at cost. Exhibit I hereto set forth the rules KCS shall use for determining and allocating costs to the Client Companies. KCS shall advise the Client Companies from time to time of any material change in the method of assignment or allocation of costs hereunder, and no such material change shall be made unless and until KCS shall have first given written notice to the SEC not less than sixty (60) days prior to the proposed effective date thereof.

     2.2 Invoices. By the 20th day of each month, KCS shall render a monthly bill to each Client Company which shall reflect the billing information necessary to identify the costs charged for the services KCS provided in the preceding month. A Client Company shall pay its invoice by check, wire transfer or money pool transaction to KCS (at the account designated by KCS) within 30 days after receiving the invoice. If an invoice is not paid by the 30th day after the invoice is received (the "Due Date"), the Client Company shall pay interest on any amount outstanding after the Due Date at the current money pool rate.

                                    ARTICLE 3
                                    ---------
                              TERM AND TERMINATION
                              --------------------

     3.1 Effective Date. This Agreement shall become effective on the date hereof, subject to receipt of all required federal or state regulatory approvals.

     3.2 Termination. This Agreement shall continue in full force and effect with respect to KCS and a Client Company until (a) terminated by the Client Company upon sixty (60) days advance written notice to KCS, or (b) terminated by KCS upon sixty (60) days advance written notice to a Client Company. This Agreement shall also be subject to termination or modification at any time, without notice, if and to the extent performance under this Agreement may conflict with the Act or with any rule, regulation or order of the SEC adopted before or after the date of this Service Agreement.

                                    ARTICLE 4
                                    ---------
                                  MISCELLANEOUS
                                  -------------

     4.1 Modification. Except as set forth in Article 2 and Sections 1.3, 3.2 and 4.4, no amendment or other modification of this Agreement shall be effective unless made in writing and executed by all of the Parties to this Agreement.

     4.2 Notices. Where written notice is required by this Agreement, said notice shall be deemed given when mailed by United States registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

              To KCS:

                  KeySpan Corporate Services LLC
                  One MetroTech Center
                  Brooklyn, New York  11201

              To Client Company:

                  The name and address of the person designated in writing to KCS on the date the Client Company executes this Agreement.


     4.3 Accounts. All accounts and records of KCS shall be kept in accordance with the General Rules and Regulations promulgated by the SEC pursuant to the Act, in particular, the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies in effect from and after the date hereof. Upon request, KCS shall permit a Client Company reasonable access to the accounts and records of KCS relating to the services performed for such Client Company hereunder.

     4.4 Additional Client Companies. After the effective date of this Agreement, any new or existing direct or indirect subsidiary of KeySpan may become an additional Client Company under this Agreement by becoming a signatory to this Agreement.

     4.5 Waiver. Except as otherwise provided in this Agreement, any failure of a Party to comply with any obligation, covenant, agreement, or condition herein may be waived by the Party entitled to the benefits thereof only by a written instrument signed by the Party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement, or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

     4.6 No Third Party Beneficiaries. Nothing in this Agreement is intended to confer upon any other person except the Parties any rights or remedies hereunder or shall create any third party beneficiary rights in any person. No provision of this Agreement shall create any rights in any such persons in respect of any benefits that may be provided, directly or indirectly, under any employee benefit plan or arrangement except as expressly provided for thereunder.

     4.7 Governing Law This Agreement shall be governed by and construed in accordance with the laws of the State of New York (regardless of the laws that might otherwise govern under applicable principles of conflicts of law).

     4.8   Counterparts.   This  Agreement  may  be  executed  in  two  or  more
counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     4.9 Entire Agreement. This Agreement including the exhibits referred to herein or therein, constitutes the entire agreement and understanding of the Parties in respect of the transactions contemplated by this Agreement. KCS and each Client Company may enter into non-binding service level agreements (as described more fully in KCS' policies and procedures manual), the purpose of which will be to set forth in general terms the shared service expectations between KCS and the Client Company as a managerial tool to facilitate matching the Client Companies needs to the capabilities of KCS. There are no restrictions, promises, representations, warranties, covenants or undertakings other than those expressly set forth or referred to herein or therein. This Agreement supersedes all prior agreements and understandings between the Parties with respect to the transactions contemplated by this Agreement.

     4.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect.

     4.11 Independent Contractor Status. Nothing in this Agreement shall be construed as creating any relationship between KCS and the Client Companies other than that of independent contractors.

     4.12 Assignment. KCS shall not assign this Agreement, or any of its rights or obligations hereunder without the prior written consent of the Client Companies, such consent not to be unreasonably withheld. A Client Company shall not assign this Agreement, or any of its rights or obligations hereunder without the prior written consent of KCS. This Agreement shall inure to the benefit and shall be binding upon the Parties and their permitted successors and assigns.

     IN WITNESS WHEREOF, KCS and the Client Companies have caused this Service Agreement to be signed by their respective duly authorized officers as of the date first above written.




                           KeySpan Corporate Services LLC


                           By:____________________________
                                Name:   Lenore F. Puleo
                                Title:  Executive Vice President,
                                        Client Services


                           KeySpan Energy Corporation


                           By: ____________________________
                               Name:    Robert B. Catell
                               Title:   President and Chief Executive
                                        Officer


                           KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island


                           By:____________________________
                                Name:   Wallace P. Parker Jr.
                                Title:  President and Chief
                                        Operating Officer


                           The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York


                           By:____________________________
                                Name:   Gerald Luterman
                                Title:  Executive Vice President and
                                        Chief Financial Officer

                           KeySpan Generation LLC


                           By:____________________________
                                Name:   Anthony Nozzolillo
                                Title:  President and Chief
                                        Operating Officer



                           KeySpan Electric Services LLC


                           By:____________________________
                                Name:   Anthony Nozzolillo
                                Title:  President and Chief
                                        Operating Officer



                           KeySpan Services, Inc.


                           By:____________________________
                                Name:   Wallace P. Parker Jr.
                                Title:  Chief Executive Officer


                           KeySpan Energy Development Corporation


                           By:____________________________
                                Name:   H. Neil Nichols
                                Title:  President

                           KeySpan Ravenswood Services, Corp.


                           By:____________________________
                                Name:   James K. Brennan
                                Title:  President


                           KeySpan Energy Trading Services LLC


                           By:____________________________
                                Name:   Ronald G. Lukas
                                Title:  President

                           Boston Gas Company d/b/a KeySpan Energy Delivery New England


                           By:____________________________
                                Name:   Nickolas Stavropoulos
                                Title:  President and Chief
                                        Operating Officer



                           Colonial Gas Company d/b/a KeySpan Energy Delivery New England


                           By:____________________________
                               Name:    Nickolas Stavropoulos
                               Title:   President and Chief
                                        Operating Officer



                           Essex Gas Company d/b/a KeySpan Energy Delivery New England


                           By:____________________________
                                Name:   Nickolas Stavropoulos
                               Title:   President and Chief
                                        Operating Officer


                           EnergyNorth Natural Gas Company d/b/a KeySpan Energy Delivery New England


                           By:____________________________
                                Name:   Nickolas Stavropoulos
                               Title:   President and Chief
                                        Operating Officer


                                KeySpan MHK, Inc.


                           By: ________________________________
                               Name:    John A. Caroselli
                               Title:   President

                           KeySpan Technologies, Inc.


                           By: ____________________________
                               Name:    John A. Caroselli
                               Title:   President


                              THEC Holdings Corp.


                           By: ___________________________
                               Name:    H. Neil Nichols
                               Title:   President


                           KeySpan Utility Services LLC



                           By:_______________________________
                                Name:   Wallace P. Parker Jr.
                                Title:  President and Chief
                                        Operating Officer


                           KeySpan Engineering & Survey, Inc.


                           By:_________________________________
                                Name:   Robert M. Kascsak, P.E.
                                Title:  Chief Executive Officer,
                                        Engineering


                           KeySpan - Glenwood Energy Center, LLC


                           By:____________________________
                               Name: Howard A. Kosel
                               Title:   President


                           KeySpan - Port Jefferson Energy Center, LLC


                           By:_____________________________
                               Name:    Howard A. Kosel
                               Title:   President

                            KeySpan Energy Services Inc.


                            By:  ___________________________________
                                Name:  Richard A. Rapp, Jr.
                                Title:   President


                            KeySpan Energy Supply, LLC


                            By:  ___________________________________
                                Name:  Robert J. Fani
                                Title:   President and Chief Executive
                                           Officer


                            KeySpan Exploration and Production, LLC


                            By:  ___________________________________
                                Name:  H. Neil Nichols
                                Title:   President

                                    EXHIBIT I

       Description of Services, Cost Accumulation, Assignment, Allocation
                Methodologies and Policies and Procedures for KCS



A. Description of Services Offered by KeySpan Corporate Services

1.   Corporate Affairs


Provide services in support of corporation strategies for managing relationships with federal, state and local governments, agencies and legislative bodies. Formulate and assist with public relations and communications, programs and administration of corporate philanthropic and community affairs programs, creative and production services and media relations.


2.   Customer Services


Provide services and systems dedicated to customer service, including meter reading and billing, remittance, credit, collections, customer relations, customer communication and advocacy, call center operations, customer offices and field operations, revenue protection and customer strategy.


3.   Environmental Services


Provide consulting, assessment, investigation, remediation and other activities as required by Client Companies (defined in underlying Service Agreement) to ensure full compliance with applicable environmental statutes and regulations, permitting, licensing, due diligence, waste management, emergency response and laboratory operations.


4.   Executive and Administrative


Advise and assist Client Companies in the formulation and execution of general plans and policies of Client Companies. Advise and assist Client Companies as to operations, the issuance of securities, the preparation of filings arising out of or required by the various federal and state securities, business, public utilities and corporation laws, the selection of executive and administrative personnel, the representation of Client Companies before regulatory bodies, proposals for capital expenditures, budgets, financing, acquisition and disposition of properties, expansion of business, rate structures, public relationships and other related matters.


5.   Financial Services


Accounting - Perform, advise and assist Client Companies in accounting matters, including the research and development of accounting practices, procedures and controls, the maintenance of the general ledger and related subsidiary systems, the preparation and analysis of financial reports, and the processing of certain transactions such as accounts payable, payroll, customer accounting, cash management and fixed assets.

Auditing - Periodically conduct operating audits and audits of the accounting records and other records maintained by Client Companies and coordinating their examination, where applicable, with that of independent public accountants. The audit staff will report on their examination and submit recommendations, as appropriate, on improving methods of internal control, accounting procedures and operating procedures and policies.


Financial Planning - Advise and assist Client Companies with operating and capital budgets and capital expenditure decisions. Perform economic analysis, short and long-term financial forecasting, merger and acquisition analysis, financing related activities, and activities relating to rating agency relationships for Client Companies and the consolidated entity.


Investor Relations and Shareholder Services - Provide fair and accurate analysis of KeySpan and its operating subsidiaries and its outlook within the financial community, enhancing KeySpan's position in the energy industry; balancing and diversifying shareholder investment in KeySpan through a wide range of activities; providing feedback to KeySpan and its operating subsidiaries regarding investor concerns, trading and ownership; holding periodic analysts meetings; and providing various operating data as requested or required by investors.


Risk Management - Advise and assist Client Companies in securing requisite insurance, in the purchase and administration of all property, casualty and marine insurance, and workers' compensation, in the settlement of insured claims and in providing risk prevention advice.


Tax - Perform, advise and assist Client Companies in the preparation of Federal, state and local income and franchise tax returns, calculation and accrual of book income taxes, due diligence in connection with acquisitions and performance of tax planning functions. Execute Federal, state and local income and franchise tax returns on behalf of Client Companies.


Treasury/Finance - Provide services related to managing all administrative activities associated with financing, including management of capital structure; cash, credit and risk management activities; investment and commercial banking relationships; and general financing activities, pension, 401K and venture capital investments.


6.   Human Resources


Provide central administration for payroll, and employee benefit and pension plans of Client Companies. Perform policy, planning and analysis functions as related to compensation and benefit plans. Advise and assist Client Companies in the administration of such plans and prepare and maintain records of said plans. Direct and administer all medical and health activities of Client Companies.


Advise and assist Client Companies in the formulation and administration of employee staffing and performance evaluation, the design and administration of training programs for employee career development, the design and administration of diversity and equal employment opportunity (EEO) programs.


Advise and assist Client Companies in the formulation and administration of employee relations policies and programs relating to the relevant Client Companies' employee and labor relations.

Advise and assist Client companies in the formulation and administration of safety and loss prevention policies, procedures and programs relating to the Client Companies' employees. Provide central administration of all workers compensation programs of Client Companies.


7.   Information Technology


Provide the organization and resources for the operation of an information technology function including the development, implementation and operation of a centralized data processing facility and the management of a telecommunications network. This function includes the central processing of computerized applications and support of individual applications in Client Companies. Develop, implement, operate and maintain those computerized applications for Client Companies that can be economically best accomplished on a centralized basis.


Software Pooling - Accept from Client Companies ownership of and rights to use, assign, license or sub-license all software owned, acquired or developed by or for Client Companies which Client Companies can and do transfer or assign to it. Preserve and protect the rights to all such software to the extent reasonable and appropriate under the circumstances; license Client Companies, on a non-exclusive, no charge or at-cost basis, to use all software which KCS has the right to sell, license or sub-license; and, at KCS' expense, permit Client Companies to enhance any such software and license others to use all such software and enhancements to the extent that KCS shall have the legal right to so permit.


8.  Legal and Regulatory


Legal and Regulatory - Provide advice and assistance with respect to legal and regulatory issues as well as regulatory compliance, including Act authorizations and compliance, as well as other regulatory and trade matters under other Federal and State laws. Represent the Client Companies before Federal and State courts and regulatory agencies and in arbitration and other dispute resolution proceedings.


Investigate third party public liability claims against the Client Companies.


Corporate Secretary's Office - Provide all necessary functions required of a publicly held corporation; coordinating information and activities among shareholders, the transfer agent, and Board of Directors; providing direct services to security holders; conducting the annual meeting of shareholders and ensuring proper maintenance of corporate records, as well as other activities related to corporate governance.


9.  Operating Services


Facilities Management and Real Estate - Perform planning, administration and operations related to managing Client Company properties, including leasing, renting company properties and permitting and purchase and sale of real property. Administer duplicating services, mailroom operations and print shops. Perform activities related to maintaining company properties, determining requirements and designing occupancy layouts.

Fleet Management - Perform activities related to purchasing, leasing, and maintaining vehicles for Client Companies.


Materials Management and Purchasing - Advise and assist Client Companies in the procurement of real and personal property, materials, supplies and services, conduct purchase negotiations, prepare procurement agreements and administer programs of material control, and provide warehousing and distribution services for Client Companies.


Security - Provide activities to ensure a secure working environment, protect and safeguard company assets, safeguard and transport company receipts, and performance of investigations.


10. Strategic Planning and Corporate Performance


Perform strategic planning, administration and implementation of corporate branding, customer relationship marketing, new business ventures, market research and metrics, market intelligence, marketing competency management and measurement, business improvement and e-commerce as related to all Client Companies - both individually and as a whole. Determine, implement and track corporate performance goals, initiatives and measures.

11.      Gas Supply


Manage the gas procurement, planning, nominations, and transportation of gas. This includes all functions related to the supply and transportation of natural gas to customers; including management of gas contracts and gas inventories, review and processing of invoices, projection of send-out requirements, billings to third parties and off-system sales, and the maintenance of a reliable and least cost portfolio of resources.

12.      Gas Operations


Management and Administrative Services. Provide services for the management and administration of gas operations including, but not limited to, the management and supervision of construction services, field coordinators, maintenance of service facilities and processing field requests.


Operations Support Services. Provide administrative and operational support services including, but not limited to, the handling of incoming dispatch calls related to field service orders and generate orders for gas odor, emergency response, meter work, and appliance repair.

Provide administrative and operational support services including, but not limited to managing leaks by recording, tracking, and reporting known system leaks on the distribution and transmission system. This service shall be conducted with the objective of ensuring that all DOT and state regulatory requirements are met that pertain to the proper documentation and reporting to the appropriate authorities.


Provide administrative and operational support services including, but not limited to receiving and forwarding all DigSafe excavator notifications to the proper company operations center and dispatch emergency DigSafe notifications to the proper company operating center. This service shall be conducted with the objective of ensuring that all DOT and state regulatory requirements are met that pertain to a one-call damage prevention program.


Purchase, repair and refurbish meters for KEDNE Client Companies.[1]


Provide administrative and operational support services including, but not limited to, gas operations performance measurement as well as assistance in the preparation and analysis of operating and capital expenditure budget and forecasts of KEDNE companies


Field Services. Perform all field service functions relating to field service order generation billing to the customer, manage the meter inventory control and reporting, and maintain order history data for KEDNE companies.


T&D System Planning Services. Provide KEDNE companies with services and systems dedicated to maintaining the changes and additions to the pipeline as it pertains to mapping, reporting, and providing location and demand data for network analysis. This also includes the analysis and evaluation of load data for large customers.


13.  Gas Marketing and Sales Services


Provide marketing and sales services and systems.


B.   Methods of Allocation

Cost of service will be determined in accordance with the Act and the rules and regulations and orders thereunder, and will include all costs of doing business incurred by KCS, including a reasonable return on capital which will reflect a capitalization of KCS of no more than equity of ten percent (10%), and all associated taxes.


KCS will maintain an accounting system for accumulating all costs on a project, activity or other appropriate basis. The accounting system will use codes to assign charges to the applicable costs center, project, activity and account. Records will be kept by each cost center of KCS in order to accumulate all costs of doing business. Expenses of the department will include salaries and wages of employees, materials and supplies and all other expenses attributable to the department. Labor cost will be loaded for fringe benefits and payroll taxes. To the extent practicable, time records of hours worked by all service company employees, including all officers of such company (i.e., Chief Executive Officer, President and Vice Presidents), will be kept by project and activity. In supplying services, KCS may arrange where it deems appropriate, for the services of experts, consultants, advisors and other persons with necessary qualifications as are required to perform such services. KCS will establish annual budgets for controlling the expenses of each department.

-----
1 KEDNE refers to Boston Gas Company, Essex Gas Company, Colonial Gas Company and EnergyNorth Natural Gas, Inc., collectively

Monthly KCS costs will be directly assigned to Client Companies where possible. Amounts that cannot be directly assigned will be allocated to Client Companies by means of equitable allocation formulae. To the extent possible, such allocations shall be based on cost-causation relationships. All other allocations will be broad based. In some instances, KCS costs centers which perform work for other service company cost centers may use a surrogate allocation method that mimics the allocations of the receiver cost center. Each formula will have an appropriate basis such as meters, square footage, etc.


Each Client Company will take agreed upon services and such additional or general or special services, whether or not now contemplated, as are requested from time to time by such Client Company and which KCS concludes it is able to perform. No amendment, alteration or rescission of an activity or project shall release a Client Company from liability for all costs already incurred by, or contracted for, by KCS pursuant to the project or activity regardless of whether the services associated with such costs have been completed.


Allocation percentages will be calculated on historical data where appropriate and updated annually. Due to the unique nature of the management services agreement contract with the Long Island Power Authority (LIPA), the revenues and assets managed on their behalf, will be included in the basis, with the applicable Client Company's data, in order to determine appropriate allocations.


The method of assignment or allocation of costs shall be reviewed annually or more frequently if appropriate. If the use of a basis of allocation would result in an inequity because of a change in operations or organization, then KCS may adjust the basis to effect an equitable distribution.

The applications of Service Allocations are described more fully below.
-----------------------------------------------------------------------

          Service Department
               Or Function                           Basis of Allocation
               -----------                           -------------------

         Corporate Affairs                           3-point formula

         Customer Services                           # of phone calls
                                                     # of bills
                                                     # of meters
                                                     3-point formula

         Environmental Services                      Property
                                                     3-point formula

         Executive and Administrative                3-point formula

         Financial Services                          3-point formula
                                                     Property
                                                     # of meters
                                                     # of bills

         General Engineering                         Property
                                                     3-point formula

         Human Resources                            # of employees
                                                    3-point formula

         Information Technology                     # of meters
                                                    # of employees
                                                    Revenue
                                                    3-point formula

         Legal and Regulatory                       3-point formula

         Marketing and Sales                        3-point formula

         Operating Services                         sendout
                                                    # of bills
                                                    # of meters
                                                    # of vehicles
                                                    % of square footage occupied
                                                    # of employees
                                                    3-point formula

         Research and Development                   3-point formula

         Strategic Planning and Corporate           3-point formula
         Performance

         Gas Supply                                 3-point formula
                                                    sendout

         Gas Operations:  Administrative Services   3-point formula

                          Support Services          3-point formula
                                                    # of meters

                          Field Services            3-point formula
                                                    # of meters

                          T&D System Planning       3-point formula
                          Services                  property

                          Gas Marketing and
                          Sale Services             3-point formula

Definition of Allocation Factors to be used by KCS:
---------------------------------------------------

Assets - A ratio based on total assets at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


# of Bills - A ratio based on the number of customer bills processed for the previous calendar year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


# of Customers - A ratio based on the number of customers at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ration will be calculated annually on actual experience.


# of Employees - A ratio based on the number of full time employees at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


# of Meters - A ratio based on the number of meters at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Expenses - A ratio based on total operation and maintenance expenses excluding fuel costs, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


# of Phone Calls - A ratio based on the number of telephone calls handled for the previous calendar year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Net Margin - A ratio based on the revenue less gas cost/cost of goods sold and revenue taxes for the previous calendar year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based upon actual experience


Property - A ratio based on gross fixed assets, valued at original acquisition costs, and investments owned in other companies, including construction work in progress, at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Sendout - A ratio based on the sendout for the previous calendar year, including gas used by the Client entity but excluding transportation customer volumes delivered for another gas supplier, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.

% of Square Footage Occupied - A ratio based on the square footage of office and non office space occupied, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


3-Point Formula - This formula consists of three factors. It is designed to be an equitable and feasible tool to act as a surrogate when direct charging or cost causal relationships can not be established. It is a calculated ratio, which compares each of the formula factors for the client company to the total of the same factors for all recipient client companies. The factors are an equal weighting of Net Margin, Assets, and Expenses. These ratios will be calculated annually based upon actual experience.[2]


# of Vehicles - A ratio based on the number of vehicles at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.

-----
2    With  respect  to  corporate  governance  services,   the  3-Point  Formula
     incorporates all KeySpan companies including the holding company, KeySpan Corporation.

                                   EXHIBIT II
                         Form of Initial Service Request


     The undersigned requests from KeySpan Corporate Services LLC all of the services selected below. The services requested hereunder shall commence on January 1, 2004 and be provided through December 31, 2004.

Service                                              Yes               No
-------                                              ---               --

Corporate Affairs                                      X
Customer Service                                                        X
Environmental Services                                 X
Executive and Administrative                           X
Financial Services
   Accounting/Auditing                                 X
   Financial Planning                                  X
   Investor Relations and Shareholder Serv.            X
   Risk Management                                     X
   Tax                                                 X
   Treasury/Finance                                    X
Human Resources                                        X
Information Technology                                 X
Legal and Regulatory
   Legal and Regulatory                                X
   Corporate Secretary's Office                        X
Operating Services
   Facilities Management & Real Estate                 X
Fleet Management                                       X
   Materials Management and Purchasing                 X
Security                                               X
Strategic Planning and Corp Performance                X


                                         KeySpan Corporation

                                         By:
                                              -----------------------
                                             Name:  Robert B. Catell
                                             Title: Chairman and Chief
                                                    Executive Officer


         Notice to Client Company:
         -------------------------


     Written notice pursuant to Section 4.2 of this Agreement to the Client Company should be sent to:

                  Robert B. Catell
                  Chairman and Chief Executive Officer
                  One MetroTech Center
                  Brooklyn, NY 11201

                                   EXHIBIT II
                         Form of Initial Service Request


              The undersigned requests from KeySpan Corporate Services LLC all of the services selected below. The services requested hereunder shall commence on January 1, 2004 and be provided through December 31, 2004.

Service                                             Yes               No
-------                                             ---               --

Corporate Affairs                                    X
Customer Service                                     X
Environmental Services                               X
Executive and Administrative                         X
Financial Services
   Accounting/Auditing                               X
   Financial Planning                                X
   Investor Relations and Shareholder Serv.          X
   Risk Management                                   X
   Tax                                               X
   Treasury/Finance                                  X
Human Resources                                      X
Information Technology                               X
Legal and Regulatory
   Legal and Regulatory                              X
   Corporate Secretary's Office                      X
Operating Services
   Facilities Management & Real Estate               X
   Fleet Management                                  X
   Materials Management and Purchasing               X
   Security                                          X
Strategic Planning and Corp Performance              X

                                      KeySpan Gas East Corporation d/b/a KeySpan
                                      Energy Delivery Long Island

                                      By:
                                           --------------------------
                                          Name: Wallace P. Parker Jr.
                                          Title:President and Chief
                                                Operating Officer


         Notice to Client Company:
         -------------------------


     Written notice pursuant to Section 4.2 of this Agreement to the Client Company should be sent to:

                  Wallace P. Parker, Jr.
                  President and Chief Operating Officer
                  175 East Old Country Road
                  Hicksville, NY 11801

                                   EXHIBIT II
                         Form of Initial Service Request

     The undersigned requests from KeySpan Corporate Services LLC all of the services selected below. The services requested hereunder shall commence on January 1, 2004 and be provided through December 31, 2004.

Service                                             Yes               No
-------                                             ---               --

Corporate Affairs                                    X
Customer Service                                     X
Environmental Services                               X
Executive and Administrative                         X
Financial Services
   Accounting/Auditing                               X
   Financial Planning                                X
   Investor Relations and Shareholder Serv.          X
   Risk Management                                   X
   Tax                                               X
   Treasury/Finance                                  X
Human Resources                                      X
Information Technology                               X
Legal and Regulatory
   Legal and Regulatory                              X
   Corporate Secretary's Office                      X
Operating Services
   Facilities Management & Real Estate               X
   Fleet Management                                  X
   Materials Management and Purchasing               X
   Security                                          X
Strategic Planning and Corp Performance              X



                                    The Brooklyn Union Gas Company d/b/a
                                    KeySpan Energy Delivery New York

                                    By:
                                         -----------------------------------
                                        Name:  Gerald Luterman
                                        Title: Executive Vice President and
                                               Chief Financial Officer


              Notice to Client Company:
              -------------------------


     Written notice pursuant to Section 4.2 of this Agreement to the Client Company should be sent to:

                  Gerald Luterman
                  Executive Vice President and Chief Financial Officer One MetroTech Center
                  Brooklyn, NY 11201

                                   EXHIBIT II
                         Form of Initial Service Request

     The undersigned requests from KeySpan Corporate Services LLC all of the services selected below. The services requested hereunder shall commence on January 1, 2004 and be provided through December 31, 2004.

Service                                             Yes               No
-------                                             ---               --

Corporate Affairs                                    X
Customer Service                                                       X
Environmental Services                               X
Executive and Administrative                         X
Financial Services
   Accounting/Auditing                               X
   Financial Planning                                X
   Investor Relations and Shareholder Serv.          X
   Risk Management                                   X
   Tax                                               X
   Treasury/Finance                                  X
Human Resources                                      X
Information Technology                               X
Legal and Regulatory
   Legal and Regulatory                              X
   Corporate Secretary's Office                      X
Operating Services
   Facilities Management & Real Estate               X
   Fleet Management                                  X
   Materials Management and Purchasing               X
   Security                                          X
Strategic Planning and Corp Performance              X




                                             KeySpan Generation LLC

                                             By:
                                                  ------------------------
                                                 Name:  Anthony Nozzolillo
                                                 Title: President and Chief
                                                        Operating Officer


         Notice to Client Company:


     Written notice pursuant to Section 4.2 of this Agreement to the Client Company should be sent to:

                  Anthony Nozzolillo
                  President and Chief Operating Officer
                  175 East Old Country Road
                  Hicksville, NY 11801

                                   EXHIBIT II
                         Form of Initial Service Request


     The undersigned requests from KeySpan Corporate Services LLC all of the services selected below. The services requested hereunder shall commence on January 1, 2004 and be provided through December 31, 2004.

Service                                             Yes               No
-------                                             ---               --

Corporate Affairs                                    X
Customer Service                                     X
Environmental Services                               X
Executive and Administrative                         X
Financial Services
   Accounting/Auditing                               X
   Financial Planning                                X
   Investor Relations and Shareholder Serv.          X
   Risk Management                                   X
   Tax                                               X
   Treasury/Finance                                  X
Human Resources                                      X
Information Technology                               X
Legal and Regulatory
   Legal and Regulatory                              X
   Corporate Secretary's Office                      X
Operating Services
   Facilities Management & Real Estate               X
   Fleet Management                                  X
   Materials Management and Purchasing               X
   Security                                          X
Strategic Planning and Corp Performance              X


                                    KeySpan Electric Services LLC

                                    By:
                                         -------------------------
                                        Name:  Anthony Nozzolillo
                                        Title: President and Chief
                                               Operating Officer


         Notice to Client Company:


     Written notice pursuant to Section 4.2 of this Agreement to the Client Company should be sent to:

                  Anthony Nozzolillo
                  President and Chief Operating Officer
                  175 East Old Country Road
                  Hicksville, NY 11801

                                   EXHIBIT II
                         Form of Initial Service Request


     The undersigned requests from KeySpan Corporate Services LLC all of the services selected below. The services requested hereunder shall commence on January 1, 2004 and be provided through December 31, 2004.

Service                                                Yes               No
-------                                                ---               --

Corporate Affairs                                        X
Customer Service                                         X
Environmental Services                                   X
Executive and Administrative                             X
Financial Services
   Accounting/Auditing                                   X
   Financial Planning                                    X
   Investor Relations and Shareholder Serv.              X
   Risk Management                                       X
   Tax                                                   X
Treasury/Finance                                         X
Human Resources                                          X
Information Technology                                   X
Legal and Regulatory
   Legal and Regulatory                                  X
   Corporate Secretary's Office                          X
Operating Services
   Facilities Management & Real Estate                                     X
   Fleet Management                                                        X
   Materials Management and Purchasing                   X
   Security                                                                X
Strategic Planning and Corp Performance                  X

                                       KeySpan Services, Inc.

                                       By:
                                            -----------------------------
                                           Name:  Wallace P. Parker Jr.
                                           Title: Chief Executive Officer


         Notice to Client Company:


     Written notice pursuant to Section 4.2 of this Agreement to the Client Company should be sent to:

                  Wallace P. Parker Jr.
                  Chief Executive Officer
                  One MetroTech Center
                  Brooklyn, NY 11201

                                   EXHIBIT II
                         Form of Initial Service Request


     The undersigned requests from KeySpan Corporate Services LLC all of the services selected below. The services requested hereunder shall commence on January 1, 2004 and be provided through December 31, 2004.

Service                                             Yes               No
-------                                             ---               --

Corporate Affairs                                    X
Customer Service                                                       X
Environmental Services                               X
Executive and Administrative                         X
Financial Services
   Accounting/Auditing                               X
   Financial Planning                                X
   Investor Relations and Shareholder Serv.          X
   Risk Management                                   X
   Tax                                               X
   Treasury/Finance                                  X
Human Resources                                      X
Information Technology                               X
Legal and Regulatory
   Legal and Regulatory                              X
  Corporate Secretary's Office                       X
Operating Services
   Facilities Management & Real Estate               X
   Fleet Management                                  X
   Materials Management and Purchasing               X
   Security                                          X
Strategic Planning and Corp Performance              X


                                   KeySpan Energy Development Corporation

                                   By:
                                        -----------------------
                                       Name:   H. Neil Nichols
                                       Title:  President


         Notice to Client Company:


     Written notice pursuant to Section 4.2 of this Agreement to the Client Company should be sent to:

                  H. Neil Nichols
                  President
                  One MetroTech Center
                  Brooklyn, NY 11201

                                   EXHIBIT II
                         Form of Initial Service Request


     The undersigned requests from KeySpan Corporate Services LLC all of the services selected below. The services requested hereunder shall commence on January 1, 2004 and be provided through December 31, 2004.

Service                                            Yes               No
-------                                            ---               --

Corporate Affairs                                    X
Customer Service                                                      X
Environmental Services                               X
Executive and Administrative                         X
Financial Services
   Accounting/Auditing                               X
   Financial Planning                                X
   Investor Relations and Shareholder Serv.          X
   Risk Management                                   X
   Tax                                               X
   Treasury/Finance                                  X
Human Resources                                      X
Information Technology                               X
Legal and Regulatory
   Legal and Regulatory                              X
   Corporate Secretary's Office                      X
Operating Services
   Facilities Management & Real Estate               X
   Fleet Management                                  X
   Materials Management and Purchasing               X
   Security                                          X
Strategic Planning and Corp Performance              X




                                          KeySpan Ravenswood Services, Corp.

                                          By:
                                               ----------------------
                                              Name:  James K. Brennan
                                              Title: President


         Notice to Client Company:


     Written notice pursuant to Section 4.2 of this Agreement to the Client Company should be sent to:

                  James K. Brennan
                  President
                  One MetroTech Center
                  Brooklyn, NY 11201

                                   EXHIBIT II
                         Form of Initial Service Request


     The undersigned requests from KeySpan Corporate Services LLC all of the services selected below. The services requested hereunder shall commence on January 1, 2004 and be provided through December 31, 2004.

Service                                             Yes               No
-------                                             ---               --

Corporate Affairs                                    X
Customer Service                                                       X
Environmental Services                                                 X
Executive and Administrative                         X
Financial Services
   Accounting/Auditing                               X
   Financial Planning                                X
   Investor Relations and Shareholder Serv.          X
   Risk Management                                   X
   Tax                                               X
   Treasury/Finance                                  X
Human Resources                                      X
Information Technology                               X
Legal and Regulatory
   Legal and Regulatory                              X
   Corporate Secretary's Office                      X
Operating Services
   Facilities Management & Real Estate               X
   Fleet Management                                  X
   Materials Management and Purchasing               X
   Security                                          X
Strategic Planning and Corp Performance              X




                                        KeySpan Energy Trading Services LLC

                                        By:
                                             ---------------------
                                            Name:  Ronald G. Lukas
                                            Title: President

         Notice to Client Company:


     Written notice pursuant to Section 4.2 of this Agreement to the Client Company should be sent to:

                  Ronald G. Lukas
                  President
                  100 Old Country Road
                  Hicksville, NY 11801

                                   EXHIBIT II
                         Form of Initial Service Request


     The undersigned requests from KeySpan Corporate Services LLC all of the services selected below. The services requested hereunder shall commence on January 1, 2004 and be provided through December 31, 2004.

Service                                             Yes               No
-------                                             ---               --

Corporate Affairs                                    X
Customer Service                                     X
Environmental Services                               X
Executive and Administrative                         X
Financial Services
   Accounting/Auditing                               X
   Financial Planning                                X
   Investor Relations and Shareholder Serv.          X
   Risk Management                                   X
   Tax                                               X
   Treasury/Finance                                  X
Human Resources                                      X
Information Technology                               X
Legal and Regulatory
   Legal and Regulatory                              X
   Corporate Secretary's Office                      X
Operating Services
   Facilities Management & Real Estate               X
   Fleet Management                                  X
   Materials Management and Purchasing               X
   Security                                          X
Strategic Planning and Corp Performance              X
Gas Supply                                           X
Gas Operations
   Administrative Services                           X
   Support Services                                  X
   Field Services                                    X
   T&D System Planning Services                      X
Gas Marketing and Sales Services                     X


                                       Boston Gas Company d/b/a KeySpan Energy
                                       Delivery New England

                                       By:
                                            -------------------------------
                                                Name: Nickolas Stavropoulos
                                                Title:President and Chief
                                                      Operating Officer



         Notice to Client Company:


     Written notice pursuant to Section 4.2 of this Agreement to the Client Company should be sent to:

                  Nickolas Stavropoulos
                  President and Chief Executive Officer
                  52 Second Avenue
                  Waltham, MA 02451

                                   EXHIBIT II
                         Form of Initial Service Request


     The undersigned requests from KeySpan Corporate Services LLC all of the services selected below. The services requested hereunder shall commence on January 1, 2004 and be provided through December 31, 2004.

Service                                             Yes               No
-------                                             ---               --

Corporate Affairs                                    X
Customer Service                                     X
Environmental Services                               X
Executive and Administrative                         X
Financial Services
   Accounting/Auditing                               X
   Financial Planning                                X
   Investor Relations and Shareholder Serv.          X
   Risk Management                                   X
   Tax                                               X
   Treasury/Finance                                  X
Human Resources                                      X
Information Technology                               X
Legal and Regulatory
   Legal and Regulatory                              X
   Corporate Secretary's Office                      X
Operating Services
 Facilities Management & Real Estate                 X
   Fleet Management                                  X
   Materials Management and Purchasing               X
   Security                                          X
Strategic Planning and Corp Performance              X
Gas Supply                                           X
Gas Operations
   Administrative Services                           X
   Support Services                                  X
   Field Services                                    X
   T&D System Planning Services                      X
Gas Marketing and Sales Services                     X


                                         Colonial Gas Company d/b/a KeySpan
                                         Energy Delivery New England

                                         By:
                                              ---------------------------
                                             Name:  Nickolas Stavropoulos
                                             Title: President and Chief
                                                    Operating Officer




         Notice to Client Company:


     Written notice pursuant to Section 4.2 of this Agreement to the Client Company should be sent to:

                  Nickolas Stavropoulos
                  President and Chief Executive Officer
                  52 Second Avenue
                  Waltham, MA 02451

                                   EXHIBIT II
                         Form of Initial Service Request


     The undersigned requests from KeySpan Corporate Services LLC all of the services selected below. The services requested hereunder shall commence on January 1, 2004 and be provided through December 31, 2004.

Service                                            Yes               No
-------                                            ---               --

Corporate Affairs                                   X
Customer Service                                    X
Environmental Services                              X
Executive and Administrative                        X
Financial Services
   Accounting/Auditing                              X
   Financial Planning                               X
   Investor Relations and Shareholder Serv.         X
   Risk Management                                  X
   Tax                                              X
   Treasury/Finance                                 X
Human Resources                                     X
Information Technology                              X
Legal and Regulatory
   Legal and Regulatory                             X
   Corporate Secretary's Office                     X
Operating Services
 Facilities Management & Real Estate                X
   Fleet Management                                 X
   Materials Management and Purchasing              X
   Security                                         X
Strategic Planning and Corp Performance             X
Gas Supply                                          X
Gas Operations
   Administrative Services                          X
   Support Services                                 X
   Field Services                                   X
   T&D System Planning Services                     X
Gas Marketing and Sales Services                    X


                                          Essex Gas Company d/b/a KeySpan Energy
                                          Delivery New England

                                          By:
                                               ---------------------------
                                              Name:  Nickolas Stavropoulos
                                              Title: President and Chief
                                                     Operating Officer




         Notice to Client Company:


     Written notice pursuant to Section 4.2 of this Agreement to the Client Company should be sent to:

                  Nickolas Stavropoulos
                  President and Chief Executive Officer
                  52 Second Avenue
                  Waltham, MA 02451

                                   EXHIBIT II
                         Form of Initial Service Request


     The undersigned requests from KeySpan Corporate Services LLC all of the services selected below. The services requested hereunder shall commence on January 1, 2004 and be provided through December 31, 2004.

Service                                            Yes               No
-------                                            ---               --

Corporate Affairs                                   X
Customer Service                                    X
Environmental Services                              X
Executive and Administrative                        X
Financial Services
   Accounting/Auditing                              X
   Financial Planning                               X
   Investor Relations and Shareholder Serv.         X
   Risk Management                                  X
   Tax                                              X
   Treasury/Finance                                 X
Human Resources                                     X
Information Technology                              X
Legal and Regulatory
   Legal and Regulatory                             X
   Corporate Secretary's Office                     X
Operating Services
 Facilities Management & Real Estate                X
   Fleet Management                                 X
   Materials Management and Purchasing              X
   Security                                         X
Strategic Planning and Corp Performance             X
Gas Supply                                          X
Gas Operations
   Administrative Services                          X
   Support Services                                 X
   Field Services                                   X
   T&D System Planning Services                     X
Gas Marketing and Sales Services                    X


                                       EnergyNorth Natural Gas, Inc. d/b/a
                                       KeySpan Energy Delivery New England

                                       By:
                                            ---------------------------
                                           Name:  Nickolas Stavropoulos
                                           Title: President and Chief
                                                  Operating Officer




         Notice to Client Company:


     Written notice pursuant to Section 4.2 of this Agreement to the Client Company should be sent to:

                  Nickolas Stavropoulos
                  President and Chief Executive Officer
                  52 Second Avenue
                  Waltham, MA 02451

                                   EXHIBIT II
                         Form of Initial Service Request


     The undersigned requests from KeySpan Corporate Services LLC all of the services selected below. The services requested hereunder shall commence on January 1, 2004 and be provided through December 31, 2004.

Service                                           Yes               No

Corporate Affairs                                                   X
Customer Service                                                    X
Environmental Services                                              X
Executive and Administrative                        X
Financial Services
   Accounting/Auditing                              X
   Financial Planning                               X
   Investor Relations and Shareholder Serv.         X
   Risk Management                                  X
   Tax                                              X
   Treasury/Finance                                 X
Human Resources                                                     X
Information Technology                              X
Legal and Regulatory
   Legal and Regulatory                             X
   Corporate Secretary's Office                     X
Operating Services
   Facilities Management & Real Estate                              X
   Fleet Management                                                 X
   Materials Management and Purchasing              X
   Security                                                         X
Strategic Planning and Corp Performance             X




                                          KeySpan MHK, Inc.

                                          By:
                                               -----------------------
                                              Name:  John A. Caroselli
                                              Title: President


         Notice to Client Company:


     Written notice pursuant to Section 4.2 of this Agreement to the Client Company should be sent to:

              John A. Caroselli
              President
              One MetroTech Center
              Brooklyn, NY 11201

                                   EXHIBIT II
                         Form of Initial Service Request


     The undersigned requests from KeySpan Corporate Services LLC all of the services selected below. The services requested hereunder shall commence on January 1, 2004 and be provided through December 31, 2004.

Service                                            Yes               No
-------                                            ---               --

Corporate Affairs                                                    X
Customer Service                                                     X
Environmental Services                                               X
Executive and Administrative                         X
Financial Services
   Accounting/Auditing                               X
   Financial Planning                                X
   Investor Relations and Shareholder Serv.          X
   Risk Management                                   X
   Tax                                               X
   Treasury/Finance                                  X
Human Resources                                      X
Information Technology                               X
Legal and Regulatory
   Legal and Regulatory                              X
  Corporate Secretary's Office                       X
Operating Services
   Facilities Management & Real Estate                               X
   Fleet Management                                                  X
   Materials Management and Purchasing               X
   Security                                                          X
Strategic Planning and Corp Performance              X


                                               KeySpan Technologies, Inc.

                                               By:
                                                    ------------------------
                                                   Name:  John A. Caroselli
                                                   Title: President


         Notice to Client Company:


     Written notice pursuant to Section 4.2 of this Agreement to the Client Company should be sent to:

                  John A. Caroselli
                  President
                  One MetroTech Center
                  Brooklyn, NY  11201

                                   EXHIBIT II
                         Form of Initial Service Request


     The undersigned requests from KeySpan Corporate Services LLC all of the services selected below. The services requested hereunder shall commence on January 1, 2004 and be provided through December 31, 2004.

Service                                             Yes               No
-------                                             ---               --

Corporate Affairs                                                      X
Customer Service                                                       X
Environmental Services                                                 X
Executive and Administrative                         X
Financial Services
   Accounting/Auditing                               X
   Financial Planning                                X
   Investor Relations and Shareholder Serv.          X
   Risk Management                                   X
   Tax                                               X
   Treasury/Finance                                  X
Human Resources                                                        X
Information Technology                                                 X
Legal and Regulatory
   Legal and Regulatory                              X
   Corporate Secretary's Office                      X
Operating Services
   Facilities Management & Real Estate                                 X
   Fleet Management                                                    X
   Materials Management and Purchasing                                 X
   Security                                                            X
Strategic Planning and Corp Performance              X




                                              THEC Holdings Corp.

                                              By:
                                                   ---------------------
                                                  Name:  H. Neil Nichols
                                                  Title: President

         Notice to Client Company:


     Written notice pursuant to Section 4.2 of this Agreement to the Client Company should be sent to:

                  H. Neil Nichols
                  President
                  One MetroTech Center
                  Brooklyn, NY 11201

                                   EXHIBIT II
                         Form of Initial Service Request


     The undersigned requests from KeySpan Corporate Services LLC all of the services selected below. The services requested hereunder shall commence on January 1, 2004 and be provided through December 31, 2004.

Service                                            Yes               No
-------                                            ---               --

Corporate Affairs                                   X
Customer Service                                                      X
Environmental Services                              X
Executive and Administrative                        X
Financial Services
   Accounting/Auditing                              X
   Financial Planning                               X
   Investor Relations and Shareholder Serv.         X
   Risk Management                                  X
   Tax                                              X
   Treasury/Finance                                 X
Human Resources                                     X
Information Technology                              X
Legal and Regulatory
   Legal and Regulatory                             X
   Corporate Secretary's Office                     X
Operating Services
   Facilities Management & Real Estate              X
   Fleet Management                                 X
   Materials Management and Purchasing              X
   Security                                         X
Strategic Planning and Corp Performance             X

                                            KeySpan Utility Services LLC


                                            By:
                                                 ---------------------------
                                                Name:  Wallace P. Parker Jr.
                                                Title: President and Chief
                                                       Operating Officer


         Notice to Client Company:


     Written notice pursuant to Section 4.2 of this Agreement to the Client Company should be sent to:

                  Wallace P. Parker Jr.
                  President and Chief Operating Officer
                  175 East Old Country Road
                  Hicksville, NY 11801

                                   EXHIBIT II
                         Form of Initial Service Request


     The undersigned requests from KeySpan Corporate Services LLC all of the services selected below. The services requested hereunder shall commence on January 1, 2004 and be provided through December 31, 2004.

Service                                            Yes               No
-------                                            ---               --

Corporate Affairs                                   X
Customer Service                                                      X
Environmental Services                              X
Executive and Administrative                        X
Financial Services
   Accounting/Auditing                              X
   Financial Planning                               X
   Investor Relations and Shareholder Serv.         X
   Risk Management                                  X
   Tax                                              X
   Treasury/Finance                                 X
Human Resources                                     X
Information Technology                              X
Legal and Regulatory
   Legal and Regulatory                             X
   Corporate Secretary's Office                     X
Operating Services
   Facilities Management & Real Estate              X
   Fleet Management                                 X
   Materials Management and Purchasing              X
   Security                                         X
Strategic Planning and Corp Performance             X


                                          KeySpan Engineering & Survey, Inc.

                                          By:
                                               ----------------------------
                                              Name:  Robert M. Kascsak, P.E.
                                              Title: Chief Executive Officer,
                                                     Engineering


         Notice to Client Company:


     Written notice pursuant to Section 4.2 of this Agreement to the Client Company should be sent to:

                  Robert M. Kascsak, P.E.
                  Chief Executive Officer, Engineering
                  175 East Old Country Road
                  Hicksville, NY 11801

                                   EXHIBIT II
                         Form of Initial Service Request


     The undersigned requests from KeySpan Corporate Services LLC all of the services selected below. The services requested hereunder shall commence on January 1, 2004 and be provided through December 31, 2004.

Service                                            Yes               No
-------                                            ---               --

Corporate Affairs                                   X
Customer Service                                                      X
Environmental Services                              X
Executive and Administrative                        X
Financial Services
   Accounting/Auditing                              X
   Financial Planning                               X
   Investor Relations and Shareholder Serv.         X
   Risk Management                                  X
   Tax                                              X
   Treasury/Finance                                 X
Human Resources                                     X
Information Technology                              X
Legal and Regulatory
   Legal and Regulatory                             X
  Corporate Secretary's Office                      X
Operating Services
   Facilities Management & Real Estate              X
   Fleet Management                                 X
   Materials Management and Purchasing              X
   Security                                         X
Strategic Planning and Corp Performance             X


                                      KeySpan - Glenwood Energy Center, LLC

                                      By:
                                           ----------------------
                                          Name:   Howard A. Kosel
                                          Title:  President


         Notice to Client Company:


     Written notice pursuant to Section 4.2 of this Agreement to the Client Company should be sent to:

                  Howard A. Kosel
                  President
                  201 Old Country Road
                  Melville, NY 11747

                                   EXHIBIT II
                         Form of Initial Service Request


     The undersigned requests from KeySpan Corporate Services LLC all of the services selected below. The services requested hereunder shall commence on January 1, 2004 and be provided through December 31, 2004.

Service                                             Yes               No
-------                                             ---               --

Corporate Affairs                                    X
Customer Service                                                       X
Environmental Services                               X
Executive and Administrative                         X
Financial Services
   Accounting/Auditing                               X
   Financial Planning                                X
   Investor Relations and Shareholder Serv.          X
   Risk Management                                   X
   Tax                                               X
   Treasury/Finance                                  X
Human Resources                                      X
Information Technology                               X
Legal and Regulatory
   Legal and Regulatory                              X
  Corporate Secretary's Office                       X
Operating Services
   Facilities Management & Real Estate               X
   Fleet Management                                  X
   Materials Management and Purchasing               X
   Security                                          X
Strategic Planning and Corp Performance              X


                                    KeySpan - Port Jefferson Energy Center, LLC

                                    By:
                                         ---------------------
                                        Name:  Howard A. Kosel
                                        Title: President


         Notice to Client Company:


     Written notice pursuant to Section 4.2 of this Agreement to the Client Company should be sent to:

                  Howard A. Kosel
                  President
                  201 Old Country Road
                  Melville, NY 11747

                                   EXHIBIT II
                         Form of Initial Service Request


     The undersigned requests from KeySpan Corporate Services LLC all of the services selected below. The services requested hereunder shall commence on January 1, 2004 and be provided through December 31, 2004.

Service                                             Yes               No
-------                                             ---               --

Corporate Affairs                                    X
Customer Service                                                       X
Environmental Services                                                 X
Executive and Administrative                         X
Financial Services
   Accounting/Auditing                               X
   Financial Planning                                X
   Investor Relations and Shareholder Serv.          X
   Risk Management                                   X
   Tax                                               X
   Treasury/Finance                                  X
Human Resources                                      X
Information Technology                               X
Legal and Regulatory
   Legal and Regulatory                              X
  Corporate Secretary's Office                       X
Operating Services
   Facilities Management & Real Estate               X
   Fleet Management                                  X
   Materials Management and Purchasing               X
   Security                                          X
Strategic Planning and Corp Performance              X


                                      KeySpan Energy Services Inc.

                                      By:
                                           -------------------------
                                          Name:  Richard A. Rapp, Jr.
                                          Title: President


         Notice to Client Company:


     Written notice pursuant to Section 4.2 of this Agreement to the Client Company should be sent to:

                  Richard A. Rapp, Jr.
                  President
                  303 Merrick Road
                  Lynbrook, NY 11563

                                   EXHIBIT II
                         Form of Initial Service Request


     The undersigned requests from KeySpan Corporate Services LLC all of the services selected below. The services requested hereunder shall commence on January 1, 2004 and be provided through December 31, 2004.

Service                                             Yes               No
-------                                             ---               --

Corporate Affairs                                    X
Customer Service                                                       X
Environmental Services                                                 X
Executive and Administrative                         X
Financial Services
   Accounting/Auditing                               X
   Financial Planning                                X
   Investor Relations and Shareholder Serv.          X
   Risk Management                                   X
   Tax                                               X
   Treasury/Finance                                  X
Human Resources                                      X
Information Technology                               X
Legal and Regulatory
   Legal and Regulatory                              X
  Corporate Secretary's Office                       X
Operating Services
   Facilities Management & Real Estate               X
   Fleet Management                                  X
   Materials Management and Purchasing               X
   Security                                          X
Strategic Planning and Corp Performance              X


                                      KeySpan Energy Supply, LLC

                                      By:
                                           ---------------------
                                          Name:  Robert J. Fani
                                          Title: President and Chief Executive
                                                 Officer


         Notice to Client Company:


     Written notice pursuant to Section 4.2 of this Agreement to the Client Company should be sent to:

                  Rober J. Fani
                  President and Chief Executive Officer
                  One MetroTech Center
                  Brooklyn, NY 11201

                                   EXHIBIT II
                         Form of Initial Service Request


     The undersigned requests from KeySpan Corporate Services LLC all of the services selected below. The services requested hereunder shall commence on January 1, 2004 and be provided through December 31, 2004.

Service                                             Yes               No
-------                                             ---               --

Corporate Affairs                                                      X
Customer Service                                                       X
Environmental Services                                                 X
Executive and Administrative                         X
Financial Services
   Accounting/Auditing                               X
   Financial Planning                                X
   Investor Relations and Shareholder Serv.          X
   Risk Management                                   X
   Tax                                               X
   Treasury/Finance                                  X
Human Resources                                                        X
Information Technology                                                 X
Legal and Regulatory
   Legal and Regulatory                              X
  Corporate Secretary's Office                       X
Operating Services
   Facilities Management & Real Estate                                 X
   Fleet Management                                                    X
   Materials Management and Purchasing                                 X
   Security                                                            X
Strategic Planning and Corp Performance              X


                                       KeySpan Exploration and Production, LLC

                                       By:
                                            ---------------------
                                           Name:  H. Neil Nichols
                                           Title: President


         Notice to Client Company:


     Written notice pursuant to Section 4.2 of this Agreement to the Client Company should be sent to:

                  H. Neil Nichols
                  President
                  One MetroTech Center
                  Brooklyn, NY 11201

                                                                Exhibit B-2



                          KeySpan Utility Services LLC


                                SERVICE AGREEMENT


     This Service Agreement ("Agreement") dated as of _________ __, 2004 by and between KeySpan Utility Services LLC ("KUS"), a New York limited liability company and KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island, The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York and KeySpan Energy Trading Services LLC, KeySpan Electric Services LLC, KeySpan Generation LLC, Boston Gas Company d/b/a KeySpan Energy Delivery New England, Colonial Gas Company d/b/a KeySpan Energy Delivery New England, Essex Gas Company d/b/a KeySpan Energy Delivery New England, EnergyNorth Natural Gas, Inc. d/b/a KeySpan Energy Delivery New England (individually a "Client Company" and collectively, the "Client Companies"). KUS and the Client Companies may each be referred to herein as a "Party," and collectively referred to herein as the "Parties."


                                   WITNESSETH:
                                   -----------


     WHEREAS,   KUS  is  a  wholly  owned  subsidiary  of  KeySpan   Corporation
("KeySpan") which is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act");


     WHEREAS, the Securities and Exchange Commission (the "SEC") has approved and authorized KUS as a service company pursuant to Section 13(b) of the Act and the SEC regulations promulgated thereunder to provide services to KeySpan and its subsidiaries; and


     WHEREAS, KUS and the Client Companies desire for KUS to provide, and the Client Company to accept, the services provided for hereunder in accordance with the terms of this Agreement.


     NOW THEREFORE, in consideration of the mutual representations, covenants and agreements hereinafter set forth, and intending to be legally bound hereby, the Parties hereto agree as follows:

                                    ARTICLE 1
                                    ---------
                                    SERVICES
                                    --------

     1.1 Services Offered. Exhibit I to this Agreement describes the services that KUS offers to furnish to a Client Company (in accordance with the terms and conditions set forth herein) upon written request of such Client Company. In addition to the services described in Exhibit I hereto, KUS may also provide a Client Company with such special services, as may be requested by such Client

Company in writing, which the Service Company concludes it is able to perform. In supplying services hereunder to a Client Company, KUS may arrange, where it deems appropriate, for the services of such experts, consultants, advisers and other persons with necessary qualifications as are required for, or pertinent to, the performance of such services.

1.2      Services Selected.

          (a) Each Client Company shall make its initial selection of the services set forth in Section 1.1 above that it agrees to receive from KUS by providing KUS an executed service request in the form set forth in
     Exhibit II.

          (b) By December 1 of calendar year, KUS shall send an annual service proposal to each Client Company listing the services proposed for the next calendar year. By December 31, each Client Company shall notify KUS in writing of the services it elects to receive from KUS during the next calendar year.

     1.3 Modification of Services. A Client Company shall have the right from time to time to amend, alter or rescind any activity, project, program or work order provided that (i) such amendment or alteration which results in a material change in the scope of the services to be performed or equipment to be provided is agreed to by KUS, (ii) the cost for the services covered by the activity, project, program or work order shall include any expense incurred by KUS as a direct result of such amendment, alteration or rescission of the activity, project, program or work order, and (iii) no amendment, alteration or rescission of an activity, project, program or work order shall release a Client Company from liability for all costs already incurred by or contracted for by KUS pursuant to the activity, project, program or work order, regardless of whether the services associated with such costs have been completed. Any request made by a Client Company pursuant to this Section 1.3 shall be in writing to KUS and shall take effect on the first day of the first calendar month which is at least thirty (30) days after the day that the Client Company sent the written notice to KUS.

1.4      Service Receipt Limitations.

     (a) KeySpan Generation LLC ("KS Generation"), KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island ("KED Long Island"), The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York ("KED New York"), Boston Gas Company d/b/a KeySpan Energy Delivery New England ("Boston Gas"), Colonial Gas Company d/b/a KeySpan Energy Delivery New England ("Colonial Gas"), Essex Gas Company d/b/a KeySpan Energy Delivery New England ("Essex Gas") and EnergyNorth Natural Gas Company d/b/a KeySpan Energy Delivery New England ("EnergyNorth") agree that:

          (i) they will not incur a charge hereunder except in accordance with their respective state and the rules, regulations and orders of their respective state Public Service Commission or its' equivalent promulgated thereunder; and

          (ii) they will not seek to reflect in rates any cost incurred hereunder to the extent disallowed by their respective state Public Service Commission or its' equivalent.

     (b) Notwithstanding anything in this Agreement to the contrary, KUS, KS Generation, KED Long Island, KED New York, Boston Gas, Colonial Gas, Essex Gas and EnergyNorth agree that because of the agreements set forth in Section 1.4(a) above, KS Generation, KED Long Island, KED New York, Boston Gas, Colonial Gas, Essex Gas and EnergyNorth will not accept services from KUS hereunder if the cost to be charged for such services differs from the amount of the charges KS Generation, KED Long Island, KED New York, Boston Gas, Colonial Gas, Essex Gas and EnergyNorth are permitted to incur under their respectice state and the rules, regulations and orders of their respective state Public Service Commission or its' equivalent promulgated thereunder.

                                    ARTICLE 2
                                    ---------
                            COMPENSATION AND BILLING
                            ------------------------

     2.1 Compensation. As and to the extent required by law, KUS shall provide the services hereunder at cost. Exhibit I hereto sets forth the rules KUS shall use for determining and allocating costs to the Client Companies. KUS shall advise the Client Companies from time to time of any material change in the method of assignment or allocation of costs hereunder, and no such material change shall be made unless and until KUS shall have first given written notice to the SEC not less than sixty (60) days prior to the proposed effective date thereof.

     2.2 Invoices. By the 20th day of each month, KUS shall render a monthly bill to each Client Company which shall reflect the billing information necessary to identify the costs charged for the services KUS provided in the preceding month. A Client Company shall pay its invoice by check, wire transfer or money pool transaction to KUS (at the account designated by KUS) within 30 days after receiving the invoice. If an invoice is not paid by the 30th day after the invoice is received (the "Due Date"), the Client Company shall pay interest on any amount outstanding after the Due Date at the current money pool rate.


                                    ARTICLE 3
                              TERM AND TERMINATION
                              --------------------

     2.3 Effective Date. This Agreement shall become effective on the date hereof, subject to receipt of all required federal or state regulatory approvals.

     2.4 Termination. This Agreement shall continue in full force and effect with respect to KUS and a Client Company until (a) terminated by the Client Company upon sixty (60) days advance written notice to KUS, or (b) terminated by KUS upon sixty (60) days advance written notice to a Client Company. This Agreement shall also be subject to termination or modification at any time, without notice, if and to the extent performance under this Agreement may conflict with the Act or with any rule, regulation or order of the SEC adopted before or after the date of this Service Agreement.

                                    ARTICLE 3
                                    ---------
                                  MISCELLANEOUS
                                  -------------

     3.1 Modification. Except as set forth in Article 2 and Sections 1.3, 3.2 and 4.4, no amendment or other modification of this Agreement shall be effective unless made in writing and executed by all of the Parties to this Agreement.

     3.2 Notices. Where written notice is required by this Agreement, said notice shall be deemed given when mailed by United States registered or certified mail, postage prepaid, return receipt requested, addressed as follows:


         To KUS:

             KeySpan Utility Services LLC
             One Metrotech Center
             Brooklyn, New York 11201

         To Client Company: The name and address of the person designated in writing to KUS on the date the Client Company executes this Agreement.

     3.3 Accounts. All accounts and records of KUS shall be kept in accordance with the General Rules and Regulations promulgated by the SEC pursuant to the Act, in particular, the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies in effect from and after the date hereof. Upon request, KUS shall permit a Client Company reasonable access to the accounts and records of KUS relating to the services performed for such Client Company hereunder.

     3.4 Additional Client Companies. After the effective date of this Agreement, any new or existing direct or indirect subsidiary of KeySpan may become an additional Client Company under this Agreement by becoming a signatory to this Agreement.

     3.5 Waiver. Except as otherwise provided in this Agreement, any failure of a Party to comply with any obligation, covenant, agreement, or condition herein may be waived by the Party entitled to the benefits thereof only by a written instrument signed by the Party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement, or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

     3.6 No Third Party Beneficiaries. Nothing in this Agreement is intended to confer upon any other person except the Parties any rights or remedies hereunder or shall create any third party beneficiary rights in any person. No provision of this Agreement shall create any rights in any such persons in respect of any benefits that may be provided, directly or indirectly, under any employee benefit plan or arrangement except as expressly provided for thereunder.

     3.7 Governing Law This Agreement shall be governed by and construed in accordance with the laws of the State of New York (regardless of the laws that might otherwise govern under applicable principles of conflicts of law).

     3.8   Counterparts.   This  Agreement  may  be  executed  in  two  or  more
counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     3.9 Entire Agreement. This Agreement including the exhibits referred to herein or therein, constitute the entire agreement and understanding of the Parties in respect of the transactions contemplated by this Agreement. KUS and each Client Company may enter into non-binding service level agreements (as described more fully in KUS' policies and procedures manual), the purpose of which will be to set forth in general terms the shared service expectations between KCS and the Client Company as a managerial tool to facilitate matching the Client Companies needs to the capabilities of KUS. There are no restrictions, promises, representations, warranties, covenants or undertakings other than those expressly set forth or referred to herein or therein. This Agreement supersedes all prior agreements and understandings between the Parties with respect to the transactions contemplated by this Agreement.

     3.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect.

     3.11 Independent Contractor Status. Nothing in this Agreement shall be construed as creating any relationship between KUS and the Client Companies other than that of independent contractors.

     3.12 Assignment. KUS shall not assign this Agreement, or any of its rights or obligations hereunder without the prior written consent of the Client Companies, such consent not to be unreasonably withheld. A Client Company shall not assign this Agreement, or any of its rights or obligations hereunder without the prior written consent of KUS. This Agreement shall inure to the benefit and shall be binding upon the Parties and their permitted successors and assigns.

     IN WITNESS WHEREOF, KUS and the Client Companies have caused this Service Agreement to be signed by their respective duly authorized officers as of the date first above written.


                                  KeySpan Utility Services LLC


                                  By:____________________________
                                       Name:   Wallace P. Parker Jr.
                                       Title:  President and
                                               Chief Operating Officer



                                  KeySpan Gas East Corporation d/b/a KeySpan
                                  Energy Delivery Long Island


                                  By:____________________________
                                       Name:   Joseph F. Bodanza
                                       Title:  Senior Vice President and
                                               Chief Financial Officer



                                  The Brooklyn Union Gas Company d/b/a KeySpan
                                  Energy Delivery New York


                                  By:____________________________
                                       Name:   Gerald Luterman
                                     Title:    Executive Vice President and
                                               Chief Financial Officer



                                  KeySpan Energy Trading Services LLC


                                  By:____________________________
                                       Name:   Ronald G. Lukas
                                       Title:  President

                                  KeySpan Electric Services LLC


                                  By: _____________________________
                                      Name: Anthony Nozzolillo
                                      Title:   President and
                                               Chief Operating Officer



                                  KeySpan Generation LLC


                                  By: _____________________________
                                      Name:    Anthony Nozzolillo
                                      Title:   President and
                                               Chief Operating Officer

                                  Boston Gas Company d/b/a KeySpan Energy
                                  Delivery New England


                                  By:____________________________
                                       Name:   Nickolas Stavropoulos
                                       Title:  President and Chief
                                               Operating Officer



                                  Colonial Gas Company d/b/a KeySpan Energy
                                   Delivery New England


                                  By:____________________________
                                      Name:    Nickolas Stavropoulos
                                      Title:   President and Chief
                                               Operating Officer



                                  Essex Gas Company d/b/a KeySpan Energy
                                  Delivery New England


                                  By:____________________________
                                       Name:   Nickolas Stavropoulos
                                      Title:   President and Chief
                                               Operating Officer


                                  EnergyNorth Natural Gas Company d/b/a KeySpan
                                   Energy Delivery New England


                                  By:____________________________
                                       Name:   Nickolas Stavropoulos
                                      Title:   President and Chief
                                               Operating Officer

                                    EXHIBIT I

             Description of Services, Cost Accumulation, Assignment
                      and Allocation Methodologies for KUS



A. Description of Services Offered by KeySpan Utility Services


1.   Fuel Management


Manage Client Companies' purchase, sale, movement, transfer and accounting of gas quantities to ensure continued recovery of all prudently incurred energy purchase costs through local jurisdictional cost recovery mechanisms.


Provide services and systems dedicated to energy marketing, including marketing and trading of gas and energy price risk management. Develop marketing and sales programs in physical and financial markets for regulatory and specific contractual requirements. Activities include short-term planning, billing and reconciliations.


2.   Marketing and Sales


Plan, formulate and implement marketing and sales programs, as well as provide associated marketing services to assist Client Companies with improving customer satisfaction, load retention and shaping, growth of residential, commercial/industrial energy sales and deliveries, energy conservation and efficiency. Assist Client Companies in carrying out policies and programs for the development of plant locations and of industrial, commercial and wholesale markets. Develop and administer Marketing research and planning programs as well as advertising/telemarketing programs. Perform load research, econometric modeling, and sales and revenue forecasting for jurisdictional gas subsidiaries.


3.   Meter Operations


Purchase, repair and refurbish meters for Client Companies.


4.   Research and Development


Investigate and conduct research relating to production, utilization, testing, manufacture, transmission, storage and distribution of energy. Keep abreast of and evaluate for Client Companies all research developments and programs of significance affecting Client Companies and the energy industry. Advise and assist in the solution of technical problems arising out of Client Companies' operations.

5.   Gas and Electric Transmission and Distribution Planning

Provide gas and electric  transmission  and  distribution  planning  services as
related  to  system  and  safety   reliability,   expansion  and  load  handling
capabilities.

6.       Executive and Administrative

Advise and assist Client Companies in the formulation and execution of general plans and policies of Client Companies. Advise and assist Client Companies as to operations, the preparation of filings arising out of or required by the various federal and state securities, business, public utilities and corporation laws, the selection of executive and administrative personnel, the representation of Client Companies before regulatory bodies, proposals for capital expenditures, budgets, acquisition and disposition of properties, expansion of business, rate structures and other related matters.

B.   Methods of Allocation

Cost of service will be determined in accordance with the Act and the rules and regulations and orders thereunder, and will include all costs of doing business incurred by KUS, including a reasonable return on capital which will reflect a capitalization of KUS of no more than equity of ten percent (10%), and all associated taxes.


KUS will maintain an accounting system for accumulating all costs on a project, activity or other appropriate basis. The accounting system will use codes to assign charges to the applicable costs center, project, activity and account. Records will be kept by each cost center of KUS in order to accumulate all costs of doing business. Expenses of the department will include salaries and wages of employees, materials and supplies and all other expenses attributable to the department. Labor cost will be loaded for fringe benefits and payroll taxes. To the extent practicable, time records of hours worked by all service company employees, including all officers of such company (i.e., Chief Executive Officer, President and Vice Presidents), will be kept by project and activity. In supplying services, KUS may arrange where it deems appropriate, for the services of experts, consultants, advisors and other persons with necessary qualifications as are required to perform such services. KUS will establish annual budgets for controlling the expenses of each department.


Monthly KUS costs will be directly assigned to Client Companies where possible. Amounts that cannot be directly assigned will be allocated to Client Companies by means of equitable allocation formulae. To the extent possible, such allocations shall be based on cost-causation relationships. All other allocations will be broad based. In some instances, KUS cost centers which perform work for other service company cost centers may use a surrogate allocation method that mimics the allocations of the receiver cost center. Each formula will have an appropriate basis such as meters, square footage, etc.


Each Client Company will take agreed upon services and such additional or general or special services, whether or not now contemplated, as are requested from time to time by such Client Company and which KUS concludes it is able to perform. No amendment, alteration or rescission of an activity or project shall release a Client Company from liability for all costs already incurred by, or contracted for, by KUS pursuant to the project or activity regardless of whether the services associated with such costs have been completed.


Allocation percentages will be calculated on historical data where appropriate and updated annually. Due to the unique nature of the management services agreement contract with the Long Island Power Authority (LIPA), the revenues and assets managed on their behalf, will be included in the basis, with the applicable Client Company's data, in order to determine appropriate allocations.


The method of assignment or allocation of costs shall be reviewed annually or more frequently if appropriate. If the use of a basis of allocation would result in an inequity because of a change in operations or organization, then KUS may adjust the basis to effect an equitable distribution.


The applications of Service Allocations are described more fully below.

          Service Department
               Or Function                           Basis of Allocation
               -----------                           -------------------


         Marketing and Sales                         3-point formula

         Fuel Management                             Sendout
                                                     3-point formula
         Research and Development                    3-point formula

         Meter Operations                            #of meters

         Gas and Electric Transmission and
             Distribution Planning                   Property

         Executive and Administrative                3-point formula



Definition of Allocation Factors to be used by KUS:
---------------------------------------------------

Assets - A ratio based on total assets at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


# of Meters - A ratio based on the number of meters at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.

Expenses - A ratio based on total operation and maintenance expenses excluding fuel costs, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Net Margin - A ratio based on the revenue less gas cost/cost of goods sold and revenue taxes for the previous calendar year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based upon actual experience.


Property - A ratio based on gross fixed assets, valued at original acquisition costs, and investments owned in other companies, including construction work in progress, at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Sendout - A ratio based on the sendout for the previous calendar year, including gas used by the Client entity but excluding Transportation customer volumes delivered for another gas supplier, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


3-Point Formula - This formula consists of three factors. It is designed to be an equitable and feasible tool to act as a surrogate when direct charging or cost causal relationships can not be established. It is a calculated ratio, which compares each of the formula factors for the client company to the total of the same factors for all recipient client companies. The factors are an equal weighting of Net Margin, Assets, and Expenses. These ratios will be calculated annually based upon actual experience.

                                   EXHIBIT II
                         Form of Initial Service Request



     The undersigned requests from KeySpan Utility Services LLC all of the services selected below. The services requested hereunder shall commence on January 1, 2004 and be provided through December 31, 2004.

Service                                    Yes               No
-------                                    ---               --

Fuel Management                             X
Marketing and Sales                         X
Meter Operations                            X
Research and Development                    X
Gas and Electric Transmission and
   Distribution Planning                    X
Executive and Administrative                X








                                   KeySpan Gas East Corporation d/b/a KeySpan
                                   Energy Delivery Long Island




                                   By:
                                       -------------------------------------
                                      Name:  Joseph F. Bodanza
                                      Title: Senior Vice President and Chief
                                             Financial Officer

         Notice to Client Company:

     Written notice pursuant to Section 4.2 of this Agreement to the Client Company should be sent to:

                  Joseph F. Bodanza
                  Senior Vice President and Chief Financial Officer 175 East Old Country
                  Hicksville, NY 11801

                                   EXHIBIT II
                         Form of Initial Service Request



     The undersigned requests from KeySpan Utility Services LLC all of the services selected below. The services requested hereunder shall commence on January 1, 2004 and be provided through December 31, 2004.

Service                                    Yes               No
-------                                    ---               --

Fuel Management                             X
Marketing and Sales                         X
Meter Operations                            X
Research and Development                    X
Gas and Electric Transmission and
  Distribution Planning                     X
Executive and Administrative                X




                                  The Brooklyn Union Gas Company d/b/a
                                  KeySpan Energy Delivery New York



                                   By:
                                       -------------------------
                                      Name:  Gerald Luterman
                                      Title: Executive Vice President and
                                             Chief Financial Officer

         Notice to Client Company

     Written notice pursuant to Section 4.2 of this Agreement to the Client Company should be sent to:

                  Gerald Luterman
                  Executive Vice President and Chief Financial Officer One MetroTech Center
                  Brooklyn, NY 11201

                                   EXHIBIT II
                         Form of Initial Service Request



     The undersigned requests from KeySpan Utility Services LLC all of the services selected below. The services requested hereunder shall commence on January 1, 2004 and be provided through December 31, 2004.

Service                                    Yes               No
-------                                    ---               --

Fuel Management                             X
Marketing and Sales                                           X
Meter Operations                                              X
Research and Development                                      X
Gas and Electric Transmission and
  Distribution Planning                                       X
Executive and Administrative                X







                                       KeySpan Energy Trading Services LLC




                                       By:
                                           ---------------------
                                          Name:  Ronald G. Lukas
                                          Title: President

         Notice to Client Company

     Written notice pursuant to Section 4.2 of this Agreement to the Client Company should be sent to:

                  Ronald G. Lukas
                  President
                  One MetroTech Center
                  Brooklyn, NY 11201

                                   EXHIBIT II
                         Form of Initial Service Request



     The undersigned requests from KeySpan Utility Services LLC all of the services selected below. The services requested hereunder shall commence on January 1, 2004 and be provided through December 31, 2004.

Service                                    Yes               No

Fuel Management                             X
Marketing and Sales                                           X
Meter Operations                                              X
Research and Development                                      X
Gas and Electric Transmission and
  Distribution Planning                                       X
Executive and Administrative                X







                                           KeySpan Electric Services LLC




                                           By:
                                              ------------------------
                                             Name:  Anthony Nozzolillo
                                             Title: President and
                                                    Chief Operating Officer

         Notice to Client Company

     Written notice pursuant to Section 4.2 of this Agreement to the Client Company should be sent to:

                  Anthony Nozzolillo
                  President and Chief Operating Officer
                  100 Old Country Road
                  Hicksville, NY 11801

                                   EXHIBIT II
                         Form of Initial Service Request



     The undersigned requests from KeySpan Utility Services LLC all of the services selected below. The services requested hereunder shall commence on January 1, 2004 and be provided through December 31, 2004.

Service                                    Yes               No
-------                                    ---               --

Fuel Management                             X
Marketing and Sales                                          X
Meter Operations                                             X
Research and Development                                     X
Gas and Electric Transmission and
  Distribution Planning                                      X
Executive and Administrative                X







                                         KeySpan Generation LLC




                                         By:
                                             ------------------------
                                            Name:  Anthony Nozzolillo
                                            Title: President and
                                                   Chief Operating Officer

         Notice to Client Company

     Written notice pursuant to Section 4.2 of this Agreement to the Client Company should be sent to:

                  Anthony Nozzolillo
                  President and Chief Operating Officer
                  100 Old Country Road
                  Hicksville, NY 11801

                                   EXHIBIT II
                         Form of Initial Service Request



     The undersigned requests from Boston Gas Company all of the services selected below. The services requested hereunder shall commence on January 1, 2004 and be provided through December 31, 2004.

Service                                     Yes               No
-------                                     ---               --

Fuel Management                                               X
Marketing and Sales                          X
Meter Operations                                              X
Research and Development                     X
Gas and Electric Transmission and
   Distribution Planning                     X
Executive and Administrative                 X








                                            Boston Gas Company d/b/a KeySpan
                                            Energy Delivery New England




                                            By:
                                                ----------------------------
                                               Name:  Nickolas Stravropoulos
                                               Title: President and Chief
                                                      Operating Officer

         Notice to Client Company:

     Written notice pursuant to Section 4.2 of this Agreement to the Client Company should be sent to:

                  Nickolas Stravropoulos
                  President and Chief Operating Officer
                  One Beacon Street
                  Boston, MA 02108

                                   EXHIBIT II
                         Form of Initial Service Request



     The undersigned requests from Colonial Gas Company all of the services selected below. The services requested hereunder shall commence on January 1, 2004 and be provided through December 31, 2004.

Service                                    Yes               No
-------                                    ---               --

Fuel Management                                               X
Marketing and Sales                         X
Meter Operations                                              X
Research and Development                    X
Gas and Electric Transmission and
   Distribution Planning                    X
Executive and Administrative                X








                                        Colonial Gas Company d/b/a KeySpan
                                        Energy Delivery New England




                                        By:
                                            ----------------------------
                                           Name:  Nickolas Stravropoulos
                                           Title: President and Chief
                                                  Operating Officer

         Notice to Client Company:

     Written notice pursuant to Section 4.2 of this Agreement to the Client Company should be sent to:

                  Nickolas Stravropoulos
                  President and Chief Operating Officer
                  One Beacon Street
                  Boston, MA 02108

                                   EXHIBIT II
                         Form of Initial Service Request



     The undersigned requests from Essex Gas Company all of the services selected below. The services requested hereunder shall commence on January 1, 2004 and be provided through December 31, 2004.

Service                                    Yes               No
-------                                    ---               --

Fuel Management                                               X
Marketing and Sales                         X
Meter Operations                                              X
Research and Development                    X
Gas and Electric Transmission and
   Distribution Planning                    X
Executive and Administrative                X








                                          Essex Gas Company d/b/a KeySpan Energy
                                          Delivery New England



                                          By:
                                              ----------------------------
                                             Name:  Nickolas Stravropoulos
                                             Title: President and Chief
                                                    Operating Officer

         Notice to Client Company:

     Written notice pursuant to Section 4.2 of this Agreement to the Client Company should be sent to:

                  Nickolas Stravropoulos
                  President and Chief Operating Officer
                  One Beacon Street
                  Boston, MA 02108

                                                                Exhibit B-3



                        KeySpan Engineering & Survey Inc.


                                SERVICE AGREEMENT


     This Service Agreement ("Agreement") dated as of _________ __, 2004 by and between KeySpan Engineering & Survey Inc. ("KENG"), a New York limited liability company and KeySpan Corporate Services LLC, KeySpan Electric Services, LLC, KeySpan Generation LLC, KeySpan Services Inc., KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island, The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York, KeySpan Ravenswood Services Corp., KeySpan-Port Jefferson Energy Center, LLC, KeySpan-Glenwood Energy Center, LLC, KeySpan Energy Trading Services LLC and KeySpan Energy Development Corporation (individually a "Client Company" and collectively, the "Client Companies"). KENG and the Client Companies may each be referred to herein as a "Party," and collectively referred to herein as the "Parties."


                                   WITNESSETH:
                                   -----------


     WHEREAS,   KENG  is  a  wholly  owned  subsidiary  of  KeySpan  Corporation
("KeySpan") which is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act");


     WHEREAS, the Securities and Exchange Commission (the "SEC") has approved and authorized KENG as a service company pursuant to Section 13(b) of the Act and the SEC regulations promulgated thereunder to provide services to KeySpan and its subsidiaries; and


     WHEREAS, KENG and the Client Companies desire for KENG to provide, and the Client Company to accept, the services provided for hereunder in accordance with the terms of this Agreement.


     NOW THEREFORE, in consideration of the mutual representations, covenants and agreements hereinafter set forth, and intending to be legally bound hereby, the Parties hereto agree as follows:

                                   ARTICLE 1
                                   ---------
                                    SERVICES
                                    --------

     1.1 Services Offered. Exhibit I to this Agreement describe the services that KENG offers to furnish to a Client Company (in accordance with the terms and conditions set forth herein) upon written request of such Client Company. In addition to the services described in Exhibit I hereto, KENG may also provide a Client Company with such special services, as may be requested by such Client Company in writing, which the Service Company concludes it is able to perform. In supplying services hereunder to a Client Company, KENG may arrange, where it deems appropriate, for the services of such experts, consultants, advisers and other persons with necessary qualifications as are required for, or pertinent to, the performance of such services.

1.2      Services Selected.

          (a) Each Client Company shall make its initial selection of the services set forth in Section 1.1 above that it agrees to receive from KENG by providing KENG an executed service request in the form set forth in
     Exhibit II.

          (b) By December 1 of calendar year, KENG shall send an annual service proposal to each Client Company listing the services proposed for the next calendar year. By December 31, each Client Company shall notify KENG in writing of the services it elects to receive from KENG during the next calendar year.

     1.3 Modification of Services. A Client Company shall have the right from time to time to amend, alter or rescind any activity, project, program or work order provided that (i) such amendment or alteration which results in a material change in the scope of the services to be performed or equipment to be provided is agreed to by KENG, (ii) the cost for the services covered by the activity, project, program or work order shall include any expense incurred by KENG as a direct result of such amendment, alteration or rescission of the activity, project, program or work order, and (iii) no amendment, alteration or rescission of an activity, project, program or work order shall release a Client Company from liability for all costs already incurred by or contracted for by KENG pursuant to the activity, project, program or work order, regardless of whether the services associated with such costs have been completed. Any request made by a Client Company pursuant to this Section 1.3 shall be in writing to KENG and shall take effect on the first day of the first calendar month which is at least thirty (30) days after the day that the Client Company sent the written notice to KENG.

1.4      Service Receipt Limitations.

     (a) KeySpan Generation LLC ("KS Generation"), KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island ("KED Long Island") and The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York ("KED New York") agree that:

          (i) they will not incur a charge hereunder except in accordance with New York State and the rules, regulations and orders of the New York State Public Service Commission promulgated thereunder; and

          (ii) they will not seek to reflect in rates any cost incurred hereunder to the extent disallowed by the New York State Public Service Commission.

     (b) Notwithstanding anything in this Agreement to the contrary, KENG, KS Generation, KED Long Island and KED New York agree that because of the agreements set forth in Section 1.4(a) above, KS Generation, KED Long Island and KED New York will not accept services from KENG hereunder if the cost to be charged for such services differs from the amount of the charges KS Generation, KED Long Island and KED New York are permitted to incur under New York State and the rules, regulations and orders of the New York State Public Service Commission promulgated thereunder.

                                   ARTICLE 2
                                   ---------
                            COMPENSATION AND BILLING
                            ------------------------

     2.1 Compensation. As and to the extent required by law, KENG shall provide the services hereunder at cost. Exhibit I hereto sets forth the rules KENG shall use for determining and allocating costs to the Client Companies. KENG shall advise the Client Companies from time to time of any material change in the method of assignment or allocation of costs hereunder, and no such material change shall be made unless and until KENG shall have first given written notice to the SEC not less than sixty (60) days prior to the proposed effective date thereof.

     2.2 Invoices. By the 20th day of each month, KENG shall render a monthly bill to each Client Company which shall reflect the billing information necessary to identify the costs charged for the services KENG provided in the preceding month. A Client Company shall pay its invoice by check, wire transfer or money pool transaction to KENG (at the account designated by KENG) within 30 days after receiving the invoice. If an invoice is not paid by the 30th day after the invoice is received (the "Due Date"), the Client Company shall pay interest on any amount outstanding after the Due Date at the current money pool rate.

                                   ARTICLE 3
                                   ---------
                              TERM AND TERMINATION
                              --------------------

     3.1 Effective Date. This Agreement shall become effective on the date hereof, subject to receipt of all required federal or state regulatory approvals.

     3.2 Termination. This Agreement shall continue in full force and effect with respect to KENG and a Client Company until (a) terminated by the Client Company upon sixty (60) days advance written notice to KENG, or (b) terminated by KENG upon sixty (60) days advance written notice to a Client Company. This Agreement shall also be subject to termination or modification at any time, without notice, if and to the extent performance under this Agreement may conflict with the Act or with any rule, regulation or order of the SEC adopted before or after the date of this Service Agreement.

                                   ARTICLE 4
                                   ---------
                                  MISCELLANEOUS
                                  -------------

     4.1 Modification. Except as set forth in Article 2 and Sections 1.3, 3.2 and 4.4, no amendment or other modification of this Agreement shall be effective unless made in writing and executed by all of the Parties to this Agreement.

     4.2 Notices. Where written notice is required by this Agreement, said notice shall be deemed given when mailed by United States registered or certified mail, postage prepaid, return receipt requested, addressed as follows:


          To KENG:

          KeySpan Engineering and Survey, Inc.
          175 East Old Country Road
          Hicksville, New York  11801

          To Client Company: The name and address of the person designated in writing to KENG on the date the Client Company executes this Agreement.

     4.3 Accounts. All accounts and records of KENG shall be kept in accordance with the General Rules and Regulations promulgated by the SEC pursuant to the Act, in particular, the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies in effect from and after the date hereof. Upon request, KENG shall permit a Client Company reasonable access to the accounts and records of KENG relating to the services performed for such Client Company hereunder.

     4.4 Additional Client Companies. After the effective date of this Agreement, any new or existing direct or indirect subsidiary of KeySpan may become an additional Client Company under this Agreement by becoming a signatory to this Agreement.

     4.5 Waiver. Except as otherwise provided in this Agreement, any failure of a Party to comply with any obligation, covenant, agreement, or condition herein may be waived by the Party entitled to the benefits thereof only by a written instrument signed by the Party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement, or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

     4.6 No Third Party Beneficiaries. Nothing in this Agreement is intended to confer upon any other person except the Parties any rights or remedies hereunder or shall create any third party beneficiary rights in any person. No provision of this Agreement shall create any rights in any such persons in respect of any benefits that may be provided, directly or indirectly, under any employee benefit plan or arrangement except as expressly provided for thereunder.

     4.7 Governing Law This Agreement shall be governed by and construed in accordance with the laws of the State of New York (regardless of the laws that might otherwise govern under applicable principles of conflicts of law).

     4.8   Counterparts.   This  Agreement  may  be  executed  in  two  or  more
counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     4.9 Entire Agreement. This Agreement including the exhibits referred to herein or therein, constitute the entire agreement and understanding of the Parties in respect of the transactions contemplated by this Agreement. KENG and each Client Company may enter into non-binding service level agreements (as described more fully in KENG's policies and procedures manual), the purpose of which will be to set forth in general terms the shared service expectations between KENG and the Client Company as a managerial tool to facilitate matching the Client Companies needs to the capabilities of KENG. There are no restrictions, promises, representations, warranties, covenants or undertakings other than those expressly set forth or referred to herein or therein. This Agreement supersedes all prior agreements and understandings between the Parties with respect to the transactions contemplated by this Agreement.

     4.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect.

     4.11 Independent Contractor Status. Nothing in this Agreement shall be construed as creating any relationship between KENG and the Client Companies other than that of independent contractors.

     4.12 Assignment. KENG shall not assign this Agreement, or any of its rights or obligations hereunder without the prior written consent of the Client Companies, such consent not to be unreasonably withheld. A Client Company shall not assign this Agreement, or any of its rights or obligations hereunder without the prior written consent of KENG. This Agreement shall inure to the benefit and shall be binding upon the Parties and their permitted successors and assigns

     IN WITNESS WHEREOF, KENG and the Client Companies have caused this Service Agreement to be signed by their respective duly authorized officers as of the date first above written.


                                       KeySpan Engineering & Survey Inc.


                                       By:____________________________
                                            Name:    Robert M. Kascsak, P.E.
                                            Title:   Chief Executive Officer,
                                                     Engineering



                                       KeySpan Corporate Services LLC


                                       By: ___________________________________
                                           Name:     Lenore F. Puleo
                                           Title:    Executive Vice President,
                                                     Client Services



                                       KeySpan Electric Services, LLC


                                       By:____________________________
                                            Name:    Anthony Nozzolillo
                                            Title:   President and
                                                     Chief Operating Officer



                                       KeySpan Generation LLC


                                       By:____________________________
                                            Name:   Anthony Nozzolillo
                                            Title:  President and
                                                    Chief Operating Officer

                                   KeySpan Services Inc.


                                   By: ___________________________________
                                       Name:     Wallace P. Parker Jr.
                                       Title:    Chief Executive Officer



                                   KeySpan Gas East Corporation d/b/a
                                   KeySpan Energy Delivery Long Island


                                   By:____________________________
                                        Name:    Wallace P. Parker Jr.
                                        Title:   President and
                                                 Chief Operating Officer



                                   The Brooklyn Union Gas Company d/b/a
                                   KeySpan Energy Delivery New York


                                   By:____________________________
                                        Name:    Gerald Luterman
                                        Title:   Executive Vice President and
                                                 Chief Financial Officer



                                   KeySpan Ravenswood Services Corp.


                                   By:____________________________
                                        Name:    James K. Brennan
                                        Title:   President

                                     KeySpan-Port Jefferson Energy Center, LLC


                                     By:___________________________________
                                         Name:  Howard A. Kosel
                                         Title:    President



                                     KeySpan-Glenwood Energy Center, LLC


                                     By:____________________________________
                                         Name:     Howard A. Kosel
                                         Title:    President



                                     KeySpan Energy Trading Services LLC


                                     By:____________________________
                                          Name:    Ronald G. Lukas
                                          Title:   President



                                     KeySpan Energy Development Corporation


                                     By: ___________________________________
                                         Name:     H. Neil Nichols
                                         Title:    President

                                    EXHIBIT I

             Description of Services, Cost Accumulation, Assignment
                      and Allocation Methodologies for KENG



A. Description of Services Offered by KeySpan Engineering & Survey Inc.


1.   General Engineering


     Advise and assist Client Companies in the study, planning, engineering, maintenance and construction of energy plant facilities of each Client Company and of the gas systems and the electric systems as a whole, and advise, assist and manage the planning, engineering (including maps and records) and construction operations of Client Companies. Develop and administer quality assurance programs of Client Companies.


     Develop long-range operational programs for all the Client Companies and advise and assist each Client Company in the coordination of such programs with the programs of the other Client Companies.

2.       Executive and Administrative


     Advise and assist Client Companies in the formulation and execution of general plans and policies of Client Companies. Advise and assist Client Companies as to operations, the preparation of filings arising out of or required by the various federal and state securities, business, public utilities and corporation laws, the selection of executive and administrative personnel, the representation of Client Companies before regulatory bodies, proposals for capital expenditures, budgets, acquisition and disposition of properties, expansion of business, rate structures and other related matters.


B.       Methods of Allocation

     Cost of service will be determined in accordance with the Act and the rules and regulations and orders thereunder, and will include all costs of doing business incurred by KENG, including a reasonable return on capital which will reflect a capitalization of KENG of no more than equity of ten percent (10%), and all associated taxes.


     KENG will maintain an accounting system for accumulating all costs on a project, activity or other appropriate basis. The accounting system will use codes to assign charges to the applicable costs center, project, activity and account. Records will be kept by each cost center of KENG in order to accumulate all costs of doing business. Expenses of the department will include salaries and wages of employees, materials and supplies and all other expenses attributable to the department. Labor cost will be loaded for fringe benefits and payroll taxes. To the extent practicable, time records of hours worked by all service company employees, including all officers of such company (i.e., Chief Executive Officer, President and Vice Presidents), will be kept by project and activity. In supplying services, KENG may arrange where it deems appropriate, for the services of experts, consultants, advisors and other persons with necessary qualifications as are required to perform such services. KENG will establish annual budgets for controlling the expenses of each department.


     Monthly KENG costs will be directly assigned to Client Companies where possible. Amounts that cannot be directly assigned will be allocated to Client Companies by means of equitable allocation formulae. To the extent possible such allocations shall be based on cost-causation relationships. All other allocations will be broad based. In some instances, KENG cost centers which perform work for other service company cost centers may use a surrogate allocation method that mimics the allocations of the receiver cost center. Each formula will have an appropriate basis such as meters, square footage, etc.


     Each Client Company will take agreed upon services and such additional or general or special services, whether or not now contemplated, as are requested from time to time by such Client Company and which KENG concludes it is able to perform. No amendment, alteration or rescission of an activity or project shall release a Client Company from liability for all costs already incurred by, or contracted for, by KENG pursuant to the project or activity regardless of whether the services associated with such costs have been completed.


     Allocation percentages will be calculated on historical data where appropriate and updated annually. Due to the unique nature of the management services agreement contract with the Long Island Power Authority (LIPA), the revenues and assets managed on their behalf, will be included in the basis, with the applicable Client Company's data, in order to determine appropriate allocations.


     The method of assignment or allocation of costs shall be reviewed annually or more frequently if appropriate. If the use of a basis of allocation would result in an inequity because of a change in operations or organization, then KENG may adjust the basis to effect an equitable distribution.

The applications of Service Allocations are described more fully below.

          Service Department
               Or Function                           Basis of Allocation
               -----------                           -------------------

         General Engineering                         Property
                                                     3-point formula

         Executive and Administrative                3-point formula

Definition of Allocation Factors to be used by KENG
---------------------------------------------------


Assets - A ratio based on total assets at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Expenses - A ratio based on total operation and maintenance expenses excluding fuel costs, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Net Margin - A ratio based on the revenue less gas cost/cost of goods sold and revenue taxes for the previous calendar year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based upon actual experience.


Property - A ratio based on gross fixed assets, valued at original acquisition costs, and investments owned in other companies, including construction work in progress, at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


3-Point Formula - This formula consists of three factors. It is designed to be an equitable and feasible tool to act as a surrogate when direct charging or cost causal relationships can not be established. It is a calculated ratio, which compares each of the formula factors for the client company to the total of the same factors for all recipient client companies. The factors are an equal weighting of Net Margin, Assets, and Expenses. These ratios will be calculated annually based upon actual experience.

                                   EXHIBIT II

                         Form of Initial Service Request



     The undersigned requests from KENG the service selected below. The service requested hereunder shall commence on January 1, 2004 and be provided through December 31, 2004.

Service                                          Yes               No
-------                                          ---               --

General Engineering                               X
Executive and Administrative                      X






                                     KeySpan Corporate Services LLC


                                     By:
                                              -----------------------------
                                         Name:    Lenore F. Puleo
                                         Title:   Executive Vice President,
                                                  Client Services



         Notice to Client Company:


     Written notice pursuant to Section 4.2 of this Agreement to the Client Company should be sent to:

                  Lenore F. Puleo
                  Executive Vice President, Client Services
                  One MetroTech Center
                  Brooklyn, NY 11201

                                   EXHIBIT II

                         Form of Initial Service Request



     The undersigned requests from KENG the service selected below. The service requested hereunder shall commence on January 1, 2004 and be provided through December 31, 2004.

Service                                              Yes               No
-------                                              ---               --

General Engineering                                   X
Executive and Administrative                          X







                                        KeySpan Electric Services, LLC




                                        By:
                                             -----------------------
                                           Name:  Anthony Nozzolillo
                                           Title: President and
                                                  Chief Operating Officer




         Notice to Client Company


     Written notice pursuant to Section 4.2 of this Agreement to the Client Company should be sent to:

                  Anthony Nozzolillo
                  President and Chief Operating Officer
                  175 East Old Country Road
                  Hicksville, NY 11801

                                   EXHIBIT II

                         Form of Initial Service Request



     The undersigned requests from KENG the service selected below. The service requested hereunder shall commence on January 1, 2004 and be provided through December 31, 2004.

Service                                              Yes               No
-------                                              ---               --

General Engineering                                  X
Executive and Administrative                         X





                                         KeySpan Generation LLC




                                         By:
                                              -----------------------
                                            Name:  Anthony Nozzolillo
                                            Title: President and
                                                   Chief Operating Officer






         Notice to Client Company:


     Written notice pursuant to Section 4.2 of this Agreement to the Client Company should be sent to:

                  Anthony Nozzolillo
                  President and Chief Operating Officer
                  175 East Old Country Road
                  Hicksville, NY 11801

                                   EXHIBIT II

                         Form of Initial Service Request



     The undersigned requests from KENG the service selected below. The service requested hereunder shall commence on January 1, 2004 and be provided through December 31, 2004.

Service                                              Yes               No
-------                                              ---               --

General Engineering                                   X
Executive and Administrative                          X





                                      KeySpan Services Inc.




                                      By:
                                           --------------------------
                                         Name:  Wallace P. Parker Jr.
                                         Title: Chief Executive Officer






         Notice to Client Company:


     Written notice pursuant to Section 4.2 of this Agreement to the Client Company should be sent to:

                  Wallace P. Parker Jr.
                  Chief Executive Officer
                  One MetroTech Center
                  Brooklyn, NY 11201

                                   EXHIBIT II

                         Form of Initial Service Request



     The undersigned requests from KENG the service selected below. The service requested hereunder shall commence on January 1, 2004 and be provided through December 31, 2004.

Service                                              Yes               No
-------                                              ---               --

General Engineering                                   X
Executive and Administrative                          X




                                      KeySpan Gas East Corporation d/b/a KeySpan
                                      Energy Delivery Long Island




                                      By:
                                           --------------------------
                                         Name:  Wallace P. Parker Jr.
                                         Title: President and
                                                Chief Operating Officer




         Notice to Client Company:


     Written notice pursuant to Section 4.2 of this Agreement to the Client Company should be sent to:

                  Wallace P. Parker, Jr.
                  President and Chief Operating Officer
                  175 East Old Country Road
                  Hicksville, NY 11801

                                   EXHIBIT II

                         Form of Initial Service Request



     The undersigned requests from KENG the service selected below. The service requested hereunder shall commence on January 1, 2004 and be provided through December 31, 2004.

Service                                              Yes               No
-------                                              ---               --

General Engineering                                   X
Executive and Administrative                          X







                                  The Brooklyn Union Gas Company d/b/a KeySpan
                                  Energy Delivery New York




                                  By:
                                       ---------------------------------------
                                     Name:  Gerald Luterman
                                     Title: Executive Vice President and
                                            Chief Financial Officer





         Notice to Client Company:


     Written notice pursuant to Section 4.2 of this Agreement to the Client Company should be sent to:

                  Gerald Luterman
                  Executive Vice President and Chief Financial Officer One MetroTech Center
                  Brooklyn, NY 11201

                                   EXHIBIT II

                         Form of Initial Service Request



     The undersigned requests from KENG the service selected below. The service requested hereunder shall commence on January 1, 2004 and be provided through December 31, 2004.

Service                                              Yes               No
-------                                              ---               --

General Engineering                                   X
Executive and Administrative                          X







                                            KeySpan Ravenswood Services, Corp




                                            By:
                                                 ------------------------
                                                 Name:   James K. Brennan
                                                 Title:  President




         Notice to Client Company:


     Written notice pursuant to Section 4.2 of this Agreement to the Client Company should be sent to:

                  James K. Brennan
                  President
                  One MetroTech Center
                  Brooklyn, NY 11201

                                   EXHIBIT II

                         Form of Initial Service Request



     The undersigned requests from KENG the service selected below. The service requested hereunder shall commence on January 1, 2004 and be provided through December 31, 2004.

Service                                              Yes               No
-------                                              ---               --

General Engineering                                   X
Executive and Administrative                          X







                                      KeySpan-Port Jefferson Energy Center, LLC




                                      By:
                                           -----------------------
                                            Name:  Howard A. Kosel
                                            Title: President





         Notice to Client Company:


     Written notice pursuant to Section 4.2 of this Agreement to the Client Company should be sent to:

                  Howard A. Kosel
                  President
                  201 Old Country Road
                  Melville, NY 11747

                                   EXHIBIT II

                         Form of Initial Service Request



     The undersigned requests from KENG the service selected below. The service requested hereunder shall commence on January 1, 2004 and be provided through December 31, 2004.

Service                                              Yes               No
-------                                              ---               --

General Engineering                                   X
Executive and Administrative                          X







                                       KeySpan-Glenwood Energy Center, LLC




                                       By:
                                            -----------------------
                                           Name:    Howard A. Kosel
                                           Title:   President





         Notice to Client Company:


     Written notice pursuant to Section 4.2 of this Agreement to the Client Company should be sent to:

                  Howard A. Kosel
                  President
                  201 Old Country Road
                  Melville, NY 11747

                                   EXHIBIT II

                         Form of Initial Service Request



     The undersigned requests from KENG the service selected below. The service requested hereunder shall commence on January 1, 2004 and be provided through December 31, 2004.

Service                                              Yes               No
-------                                              ---               --

General Engineering                                   X
Executive and Administrative                          X







                                     KeySpan Energy Trading Services LLC




                                     By:
                                          ------------------------
                                            Name:  Ronald G. Lukas
                                            Title: President





         Notice to Client Company:


     Written notice pursuant to Section 4.2 of this Agreement to the Client Company should be sent to:

                  Ronald G. Lukas
                  President
                  100 East Old Country Road
                  Hicksville, NY 11801

                                   EXHIBIT II

                         Form of Initial Service Request



     The undersigned requests from KENG the service selected below. The service requested hereunder shall commence on January 1, 2004 and be provided through December 31, 2004.

Service                                              Yes               No
-------                                              ---               --

General Engineering                                   X
Executive and Administrative                          X






                                       KeySpan Energy Development Corporation



                                       By:
                                            ------------------------
                                           Name:    H. Neil Nichols
                                           Title:   President




         Notice to Client Company:


     Written notice pursuant to Section 4.2 of this Agreement to the Client Company should be sent to:

                  H. Neil Nichols
                  President
                  One MetroTech Center
                  Brooklyn, NY 11201

                                                                Exhibit F-1


                 Opinion of Counsel (to be filed by amendment)

                                                                Exhibit F-2



            Past Tense Opinion of Counsel (to be filed pursuant to Rule 24)

                                                                Exhibit G


      Proposed Form of Federal Register Notice (to be filed by amendment)

                                    EXHIBIT H

               Service Company Cost Allocation Policy & Procedure

The Service Companies (defined in application/declaration) allocate all service company costs to associated regulated and non-utility companies through a tiered approach. All costs are allocated and billed at cost. First and foremost, costs will be directly charged whenever practicable, including instances when more than one associate company is receiving the same goods or service at the same time. Secondly, in cases where direct charging cannot be readily determined, costs will be allocated using cost-causation principles linked to the relationship of that type of service. This allocation methodology reflects operational aspects of the charge and applies costs in a meaningful and impartial method.

The Service Companies allocate costs among associated companies receiving services from it under a Service Agreement (defined in application/declaration) using the following descriptions of service, cost accumulation, assignment and allocation methodologies:

A. Description of Services Offered by KeySpan Corporate Services ("KCS")

1.   Corporate Affairs


Provide services in support of corporation strategies for managing relationships with federal, state and local governments, agencies and legislative bodies. Formulate and assist with public relations and communications, programs and administration of corporate philanthropic and community affairs programs, creative and production services and media relations.


2.   Customer Services


Provide services and systems dedicated to customer service, including meter reading and billing, remittance, credit, collections, customer relations, customer communication and advocacy, call center operations, customer offices and field operations, revenue protection and customer strategy.


3.   Environmental Services


Provide consulting, assessment, investigation, remediation and other activities as required by Client Companies (defined in underlying Service Agreement) to ensure full compliance with applicable environmental statutes and regulations, permitting, licensing, due diligence, waste management, emergency response and laboratory operations.


4.   Executive and Administrative


Advise and assist Client Companies in the formulation and execution of general plans and policies of Client Companies. Advise and assist Client Companies as to operations, the issuance of securities, the preparation of filings arising out of or required by the various federal and state securities, business, public utilities and corporation laws, the selection of executive and administrative personnel, the representation of Client Companies before regulatory bodies, proposals for capital expenditures, budgets, financing, acquisition and disposition of properties, expansion of business, rate structures, public relationships and other related matters.


5.   Financial Services


Accounting - Perform, advise and assist Client Companies in accounting matters, including the research and development of accounting practices, procedures and controls, the maintenance of the general ledger and related subsidiary systems, the preparation and analysis of financial reports, and the processing of certain transactions such as accounts payable, payroll, customer accounting, cash management and fixed assets.


Auditing - Periodically conduct operating audits and audits of the accounting records and other records maintained by Client Companies and coordinating their examination, where applicable, with that of independent public accountants. The audit staff will report on their examination and submit recommendations, as appropriate, on improving methods of internal control, accounting procedures and operating procedures and policies.


Financial Planning - Advise and assist Client Companies with operating and capital budgets and capital expenditure decisions. Perform economic analysis, short and long-term financial forecasting, merger and acquisition analysis, financing related activities, and activities relating to rating agency relationships for Client Companies and the consolidated entity.


Investor Relations and Shareholder Services - Provide fair and accurate analysis of KeySpan and its operating subsidiaries and its outlook within the financial community, enhancing KeySpan's position in the energy industry; balancing and diversifying shareholder investment in KeySpan through a wide range of activities; providing feedback to KeySpan and its operating subsidiaries regarding investor concerns, trading and ownership; holding periodic analysts meetings; and providing various operating data as requested or required by investors.


Risk Management - Advise and assist Client Companies in securing requisite insurance, in the purchase and administration of all property, casualty and marine insurance, and workers' compensation, in the settlement of insured claims and in providing risk prevention advice.


Tax - Perform, advise and assist Client Companies in the preparation of Federal, state and local income and franchise tax returns, calculation and accrual of book income taxes, due diligence in connection with acquisitions and performance of tax planning functions. Execute Federal, state and local income and franchise tax returns on behalf of Client Companies.


Treasury/Finance - Provide services related to managing all administrative activities associated with financing, including management of capital structure; cash, credit and risk management activities; investment and commercial banking relationships; and general financing activities, pension, 401K and venture capital investments.

6.   Human Resources


Provide central administration for payroll, and employee benefit and pension plans of Client Companies. Perform policy, planning and analysis functions as related to compensation and benefit plans. Advise and assist Client Companies in the administration of such plans and prepare and maintain records of said plans. Direct and administer all medical and health activities of Client Companies.


Advise and assist Client Companies in the formulation and administration of employee staffing and performance evaluation, the design and administration of training programs for employee career development, the design and administration of diversity and equal employment opportunity (EEO) programs.


Advise and assist Client Companies in the formulation and administration of employee relations policies and programs relating to the relevant Client Companies' employee and labor relations.


Advise and assist Client companies in the formulation and administration of safety and loss prevention policies, procedures and programs relating to the Client Companies' employees. Provide central administration of all workers compensation programs of Client Companies.


7.   Information Technology


Provide the organization and resources for the operation of an information technology function including the development, implementation and operation of a centralized data processing facility and the management of a telecommunications network. This function includes the central processing of computerized applications and support of individual applications in Client Companies. Develop, implement, operate and maintain those computerized applications for Client Companies that can be economically best accomplished on a centralized basis.


Software Pooling - Accept from Client Companies ownership of and rights to use, assign, license or sub-license all software owned, acquired or developed by or for Client Companies which Client Companies can and do transfer or assign to it. Preserve and protect the rights to all such software to the extent reasonable and appropriate under the circumstances; license Client Companies, on a non-exclusive, no charge or at-cost basis, to use all software which KCS has the right to sell, license or sub-license; and, at KCS' expense, permit Client Companies to enhance any such software and license others to use all such software and enhancements to the extent that KCS shall have the legal right to so permit.


8.  Legal and Regulatory


Legal and Regulatory - Provide advice and assistance with respect to legal and regulatory issues as well as regulatory compliance, including Act authorizations and compliance, as well as other regulatory and trade matters under other Federal and State laws. Represent the Client Companies before Federal and State courts and regulatory agencies and in arbitration and other dispute resolution proceedings.

Investigate third party public liability claims against the Client Companies.


Corporate Secretary's Office - Provide all necessary functions required of a publicly held corporation; coordinating information and activities among shareholders, the transfer agent, and Board of Directors; providing direct services to security holders; conducting the annual meeting of shareholders and ensuring proper maintenance of corporate records, as well as other activities related to corporate governance.


9.  Operating Services


Facilities Management and Real Estate - Perform planning, administration and operations related to managing Client Company properties, including leasing, renting company properties and permitting and purchase and sale of real property. Administer duplicating services, mailroom operations and print shops. Perform activities related to maintaining company properties, determining requirements and designing occupancy layouts.


Fleet Management - Perform activities related to purchasing, leasing, and maintaining vehicles for Client Companies.


Materials Management and Purchasing - Advise and assist Client Companies in the procurement of real and personal property, materials, supplies and services, conduct purchase negotiations, prepare procurement agreements and administer programs of material control, and provide warehousing and distribution services for Client Companies.


Security - Provide activities to ensure a secure working environment, protect and safeguard company assets, safeguard and transport company receipts, and performance of investigations.


10.   Strategic Planning and Corporate Performance


Perform strategic planning, administration and implementation of corporate branding, customer relationship marketing, new business ventures, market research and metrics, market intelligence, marketing competency management and measurement, business improvement and e-commerce as related to all Client Companies - both individually and as a whole. Determine, implement and track corporate performance goals, initiatives and measures.

11.      Gas Supply


Manage the gas procurement, planning, nominations, and transportation of gas. This includes all functions related to the supply and transportation of natural gas to customers; including management of gas contracts and gas inventories, review and processing of invoices, projection of send-out requirements, billings to third parties and off-system sales, and the maintenance of a reliable and least cost portfolio of resources.

12.      Gas Operations


Management and Administrative Services. Provide services for the management and administration of gas operations including, but not limited to, the management and supervision of construction services, field coordinators, maintenance of service facilities and processing field requests.


Operations Support Services. Provide administrative and operational support services including, but not limited to, the handling of incoming dispatch calls related to field service orders and generate orders for gas odor, emergency response, meter work, and appliance repair.


Provide administrative and operational support services including, but not limited to managing leaks by recording, tracking, and reporting known system leaks on the distribution and transmission system. This service shall be conducted with the objective of ensuring that all DOT and state regulatory requirements are met that pertain to the proper documentation and reporting to the appropriate authorities.


Provide administrative and operational support services including, but not limited to receiving and forwarding all DigSafe excavator notifications to the proper company operations center and dispatch emergency DigSafe notifications to the proper company operating center. This service shall be conducted with the objective of ensuring that all DOT and state regulatory requirements are met that pertain to a one-call damage prevention program.


Purchase, repair and refurbish meters for KEDNE Client Companies.[1]


Provide administrative and operational support services including, but not limited to, gas operations performance measurement as well as assistance in the preparation and analysis of operating and capital expenditure budget and forecasts of KEDNE companies


Field Services. Perform all field service functions relating to field service order generation billing to the customer, manage the meter inventory control and reporting, and maintain order history data for KEDNE companies.


T&D System Planning Services. Provide KEDNE companies with services and systems dedicated to maintaining the changes and additions to the pipeline as it pertains to mapping, reporting, and providing location and demand data for network analysis. This also includes the analysis and evaluation of load data for large customers.

--------
1 KEDNE refers to Boston Gas Company, Essex Gas Company, Colonial Gas Company and EnergyNorth Natural Gas, Inc., collectively

13.  Gas Marketing and Sales Services


Provide marketing and sales services and systems.


B.   Methods of Allocation

Cost of service will be determined in accordance with the Act and the rules and regulations and orders thereunder, and will include all costs of doing business incurred by KCS, including a reasonable return on capital which will reflect a capitalization of KCS of no more than equity of ten percent (10%), and all associated taxes.


KCS will maintain an accounting system for accumulating all costs on a project, activity or other appropriate basis. The accounting system will use codes to assign charges to the applicable costs center, project, activity and account. Records will be kept by each cost center of KCS in order to accumulate all costs of doing business. Expenses of the department will include salaries and wages of employees, materials and supplies and all other expenses attributable to the department. Labor cost will be loaded for fringe benefits and payroll taxes. To the extent practicable, time records of hours worked by all service company employees, including all officers of such company (i.e., Chief Executive Officer, President and Vice Presidents), will be kept by project and activity. In supplying services, KCS may arrange where it deems appropriate, for the services of experts, consultants, advisors and other persons with necessary qualifications as are required to perform such services. KCS will establish annual budgets for controlling the expenses of each department.


Monthly KCS costs will be directly assigned to Client Companies where possible. Amounts that cannot be directly assigned will be allocated to Client Companies by means of equitable allocation formulae. To the extent possible, such allocations shall be based on cost-causation relationships. All other allocations will be broad based. In some instances, KCS costs centers which perform work for other service company cost centers may use a surrogate allocation method that mimics the allocations of the receiver cost center. Each formula will have an appropriate basis such as meters, square footage, etc.


Each Client Company will take agreed upon services and such additional or general or special services, whether or not now contemplated, as are requested from time to time by such Client Company and which KCS concludes it is able to perform. No amendment, alteration or rescission of an activity or project shall release a Client Company from liability for all costs already incurred by, or contracted for, by KCS pursuant to the project or activity regardless of whether the services associated with such costs have been completed.


Allocation percentages will be calculated on historical data where appropriate and updated annually. Due to the unique nature of the management services agreement contract with the Long Island Power Authority (LIPA), the revenues and assets managed on their behalf, will be included in the basis, with the applicable Client Company's data, in order to determine appropriate allocations.

The method of assignment or allocation of costs shall be reviewed annually or more frequently if appropriate. If the use of a basis of allocation would result in an inequity because of a change in operations or organization, then KCS may adjust the basis to effect an equitable distribution.

The applications of Service Allocations are described more fully below.
-----------------------------------------------------------------------

          Service Department
               Or Function                           Basis of Allocation
               -----------                           -------------------

         Corporate Affairs                           3-point formula

         Customer Services                           # of  phone calls
                                                     # of bills
                                                     # of meters
                                                     3-point formula

         Environmental Services                      Property
                                                     3-point formula

         Executive and Administrative                3-point formula

         Financial Services                          3-point formula
                                                     Property
                                                     # of meters
                                                     # of bills

         General Engineering                         Property
                                                     3-point formula

         Human Resources                             # of employees
                                                     3-point formula

         Information Technology                      # of meters
                                                     # of employees
                                                     Revenue
                                                     3-point formula

         Legal and Regulatory                        3-point formula

         Marketing and Sales                         3-point formula

        Operating Services                          sendout
                                                    # of bills
                                                    # of meters
                                                    # of vehicles
                                                    % of square footage occupied
                                                    # of employees
                                                    3-point formula

        Research and Development                    3-point formula

        Strategic Planning and Corporate            3-point formula
        Performance

        Gas Supply                                  3-point formula
                                                    sendout

        Gas Operations:  Administrative Services    3-point formula

                         Support Services           3-point formula
                                                    # of meters

                         Field Services              3-point formula
                                                     # of meters

                         T&D System Planning         3-point formula
                         Services                    property


                         Gas Marketing and
                         Sale Services               3-point formula


Definition of Allocation Factors to be used by KCS:

Assets - A ratio based on total assets at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


# of Bills - A ratio based on the number of customer bills processed for the previous calendar year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


# of Customers - A ratio based on the number of customers at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ration will be calculated annually on actual experience.

# of Employees - A ratio based on the number of full time employees at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


# of Meters - A ratio based on the number of meters at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Expenses - A ratio based on total operation and maintenance expenses excluding fuel costs, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


# of Phone Calls - A ratio based on the number of telephone calls handled for the previous calendar year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Net Margin - A ratio based on the revenue less gas cost/cost of goods sold and revenue taxes for the previous calendar year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based upon actual experience


Property - A ratio based on gross fixed assets, valued at original acquisition costs, and investments owned in other companies, including construction work in progress, at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Sendout - A ratio based on the sendout for the previous calendar year, including gas used by the Client entity but excluding transportation customer volumes delivered for another gas supplier, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


% of Square Footage Occupied - A ratio based on the square footage of office and non office space occupied, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


3-Point Formula - This formula consists of three factors. It is designed to be an equitable and feasible tool to act as a surrogate when direct charging or cost causal relationships can not be established. It is a calculated ratio, which compares each of the formula factors for the client company to the total of the same factors for all recipient client companies. The factors are an equal weighting of Net Margin, Assets, and Expenses. These ratios will be calculated annually based upon actual experience.[2]


# of Vehicles - A ratio based on the number of vehicles at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


C. Description of Services Offered by KeySpan Utility Services ("KUS")

1.   Fuel Management


Manage Client Companies' purchase, sale, movement, transfer and accounting of gas quantities to ensure continued recovery of all prudently incurred energy purchase costs through local jurisdictional cost recovery mechanisms.


Provide services and systems dedicated to energy marketing, including marketing and trading of gas and energy price risk management. Develop marketing and sales programs in physical and financial markets for regulatory and specific contractual requirements. Activities include short-term planning, billing and reconciliations.


2.   Marketing and Sales


Plan, formulate and implement marketing and sales programs, as well as provide associated marketing services to assist Client Companies with improving customer satisfaction, load retention and shaping, growth of residential, commercial/industrial energy sales and deliveries, energy conservation and efficiency. Assist Client Companies in carrying out policies and programs for the development of plant locations and of industrial, commercial and wholesale markets. Develop and administer Marketing research and planning programs as well as advertising/telemarketing programs. Perform load research, econometric modeling, and sales and revenue forecasting for jurisdictional gas subsidiaries.


3.   Meter Operations


Purchase, repair and refurbish meters for Client Companies.


4.   Research and Development


Investigate and conduct research relating to production, utilization, testing, manufacture, transmission, storage and distribution of energy. Keep abreast of and evaluate for Client Companies all research developments and programs of significance affecting Client Companies and the energy industry. Advise and assist in the solution of technical problems arising out of Client Companies' operations.

-------
2    With  respect  to  corporate  governance  services,   the  3-Point  Formula
     incorporates all KeySpan companies including the holding company, KeySpan Corporation.

5.   Gas and Electric Transmission and Distribution Planning

Provide gas and electric  transmission  and  distribution  planning  services as
related  to  system  and  safety   reliability,   expansion  and  load  handling
capabilities.

6.       Executive and Administrative

Advise and assist Client Companies in the formulation and execution of general plans and policies of Client Companies. Advise and assist Client Companies as to operations, the preparation of filings arising out of or required by the various federal and state securities, business, public utilities and corporation laws, the selection of executive and administrative personnel, the representation of Client Companies before regulatory bodies, proposals for capital expenditures, budgets, acquisition and disposition of properties, expansion of business, rate structures and other related matters.

D.   Methods of Allocation

Cost of service will be determined in accordance with the Act and the rules and regulations and orders thereunder, and will include all costs of doing business incurred by KUS, including a reasonable return on capital which will reflect a capitalization of KUS of no more than equity of ten percent (10%), and all associated taxes.


KUS will maintain an accounting system for accumulating all costs on a project, activity or other appropriate basis. The accounting system will use codes to assign charges to the applicable costs center, project, activity and account. Records will be kept by each cost center of KUS in order to accumulate all costs of doing business. Expenses of the department will include salaries and wages of employees, materials and supplies and all other expenses attributable to the department. Labor cost will be loaded for fringe benefits and payroll taxes. To the extent practicable, time records of hours worked by all service company employees, including all officers of such company (i.e., Chief Executive Officer, President and Vice Presidents), will be kept by project and activity. In supplying services, KUS may arrange where it deems appropriate, for the services of experts, consultants, advisors and other persons with necessary qualifications as are required to perform such services. KUS will establish annual budgets for controlling the expenses of each department.


Monthly KUS costs will be directly assigned to Client Companies where possible. Amounts that cannot be directly assigned will be allocated to Client Companies by means of equitable allocation formulae. To the extent possible, such allocations shall be based on cost-causation relationships. All other allocations will be broad based. In some instances, KUS cost centers which perform work for other service company cost centers may use a surrogate allocation method that mimics the allocations of the receiver cost center. Each formula will have an appropriate basis such as meters, square footage, etc.

Each Client Company will take agreed upon services and such additional or general or special services, whether or not now contemplated, as are requested from time to time by such Client Company and which KUS concludes it is able to perform. No amendment, alteration or rescission of an activity or project shall release a Client Company from liability for all costs already incurred by, or contracted for, by KUS pursuant to the project or activity regardless of whether the services associated with such costs have been completed.


Allocation percentages will be calculated on historical data where appropriate and updated annually. Due to the unique nature of the management services agreement contract with the Long Island Power Authority (LIPA), the revenues and assets managed on their behalf, will be included in the basis, with the applicable Client Company's data, in order to determine appropriate allocations.


The method of assignment or allocation of costs shall be reviewed annually or more frequently if appropriate. If the use of a basis of allocation would result in an inequity because of a change in operations or organization, then KUS may adjust the basis to effect an equitable distribution.


The applications of Service Allocations are described more fully below.

          Service Department
               Or Function                           Basis of Allocation
               -----------                           -------------------


         Marketing and Sales                         3-point formula

         Fuel Management                             Sendout
                                                     3-point formula

         Research and Development                    3-point formula

         Meter Operations                            #of meters

         Gas and Electric Transmission and
             Distribution Planning                   Property

         Executive and Administrative                3-point formula



Definition of Allocation Factors to be used by KUS:
---------------------------------------------------

Assets - A ratio based on total assets at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.

# of Meters - A ratio based on the number of meters at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Expenses - A ratio based on total operation and maintenance expenses excluding fuel costs, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Net Margin - A ratio based on the revenue less gas cost/cost of goods sold and revenue taxes for the previous calendar year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based upon actual experience.


Property - A ratio based on gross fixed assets, valued at original acquisition costs, and investments owned in other companies, including construction work in progress, at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Sendout - A ratio based on the sendout for the previous calendar year, including gas used by the Client entity but excluding Transportation customer volumes delivered for another gas supplier, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


3-Point Formula - This formula consists of three factors. It is designed to be an equitable and feasible tool to act as a surrogate when direct charging or cost causal relationships can not be established. It is a calculated ratio, which compares each of the formula factors for the client company to the total of the same factors for all recipient client companies. The factors are an equal weighting of Net Margin, Assets, and Expenses. These ratios will be calculated annually based upon actual experience.

E. Description of Services Offered by KeySpan Engineering & Survey Inc. ("KENG")


1.   General Engineering


Advise and assist Client Companies in the study, planning, engineering, maintenance and construction of energy plant facilities of each Client Company and of the gas systems and the electric systems as a whole, and advise, assist and manage the planning, engineering (including maps and records) and construction operations of Client Companies. Develop and administer quality assurance programs of Client Companies.


Develop long-range operational programs for all the Client Companies and advise and assist each Client Company in the coordination of such programs with the programs of the other Client Companies.

2.       Executive and Administrative


Advise and assist Client Companies in the formulation and execution of general plans and policies of Client Companies. Advise and assist Client Companies as to operations, the preparation of filings arising out of or required by the various federal and state securities, business, public utilities and corporation laws, the selection of executive and administrative personnel, the representation of Client Companies before regulatory bodies, proposals for capital expenditures, budgets, acquisition and disposition of properties, expansion of business, rate structures and other related matters.


F.       Methods of Allocation

Cost of service will be determined in accordance with the Act and the rules and regulations and orders thereunder, and will include all costs of doing business incurred by KENG, including a reasonable return on capital which will reflect a capitalization of KENG of no more than equity of ten percent (10%), and all associated taxes.


KENG will maintain an accounting system for accumulating all costs on a project, activity or other appropriate basis. The accounting system will use codes to assign charges to the applicable costs center, project, activity and account. Records will be kept by each cost center of KENG in order to accumulate all costs of doing business. Expenses of the department will include salaries and wages of employees, materials and supplies and all other expenses attributable to the department. Labor cost will be loaded for fringe benefits and payroll taxes. To the extent practicable, time records of hours worked by all service company employees, including all officers of such company (i.e., Chief Executive Officer, President and Vice Presidents), will be kept by project and activity. In supplying services, KENG may arrange where it deems appropriate, for the services of experts, consultants, advisors and other persons with necessary qualifications as are required to perform such services. KENG will establish annual budgets for controlling the expenses of each department.


Monthly KENG costs will be directly assigned to Client Companies where possible. Amounts that cannot be directly assigned will be allocated to Client Companies by means of equitable allocation formulae. To the extent possible such allocations shall be based on cost-causation relationships. All other allocations will be broad based. In some instances, KENG cost centers which perform work for other service company cost centers may use a surrogate allocation method that mimics the allocations of the receiver cost center. Each formula will have an appropriate basis such as meters, square footage, etc.


Each Client Company will take agreed upon services and such additional or general or special services, whether or not now contemplated, as are requested from time to time by such Client Company and which KENG concludes it is able to perform. No amendment, alteration or rescission of an activity or project shall release a Client Company from liability for all costs already incurred by, or contracted for, by KENG pursuant to the project or activity regardless of whether the services associated with such costs have been completed.

Allocation percentages will be calculated on historical data where appropriate and updated annually. Due to the unique nature of the management services agreement contract with the Long Island Power Authority (LIPA), the revenues and assets managed on their behalf, will be included in the basis, with the applicable Client Company's data, in order to determine appropriate allocations.


The method of assignment or allocation of costs shall be reviewed annually or more frequently if appropriate. If the use of a basis of allocation would result in an inequity because of a change in operations or organization, then KENG may adjust the basis to effect an equitable distribution.

The applications of Service Allocations are described more fully below.

          Service Department
               Or Function                           Basis of Allocation
               -----------                           -------------------

         General Engineering                         Property
                                                     3-point formula

         Executive and Administrative                3-point formula


Definition of Allocation Factors to be used by KENG


Assets - A ratio based on total assets at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Expenses - A ratio based on total operation and maintenance expenses excluding fuel costs, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Net Margin - A ratio based on the revenue less gas cost/cost of goods sold and revenue taxes for the previous calendar year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based upon actual experience.


Property - A ratio based on gross fixed assets, valued at original acquisition costs, and investments owned in other companies, including construction work in progress, at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


3-Point Formula - This formula consists of three factors. It is designed to be an equitable and feasible tool to act as a surrogate when direct charging or cost causal relationships can not be established. It is a calculated ratio, which compares each of the formula factors for the client company to the total of the same factors for all recipient client companies. The factors are an equal weighting of Net Margin, Assets, and Expenses. These ratios will be calculated annually based upon actual experience.